UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No.

PHARMANET DEVELOPMENT GROUP, INC.
(Name of Subject Company)

PHARMANET DEVELOPMENT GROUP, INC.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share, and associated Preferred Share Purchase Rights
(Title of Class of Securities)

717148100
(CUSIP Number of Class of Securities)

Jeffrey P. McMullen
Chief Executive Officer
PharmaNet Development Group, Inc.
504 Carnegie Center
Princeton, New Jersey 08540
(609) 951-6800
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With copies to:
Denis Segota
Emilio Ragosa
Morgan, Lewis & Bockius LLP
502 Carnegie Center
Princeton, New Jersey 08540
(609) 919-6633

and

Charles M. Nathan
David Kurzweil
Latham & Watkins LLP
885 Third Avenue
New York, New York 10022
(212) 906-1200

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

ITEM 1.    SUBJECT COMPANY INFORMATION

        (a)    Name and Address.    The name of the subject company is PharmaNet Development Group, Inc., a Delaware corporation ("PDGI" or the "Company"). The address of the principal executive offices of the Company is 504 Carnegie Center, Princeton, New Jersey 08540, and the Company's telephone number is (609) 951-6800.

        (b)    Securities.    The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes, this "Schedule") relates is the common stock, par value $0.001 per share (the "Common Stock"), and the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $.10 per share, of the Company (such rights, together with the shares of Common Stock, each a "Share", and collectively, the "Shares"). As of the close of business on February 10, 2009, there were 19,796,731 Shares issued and outstanding.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON

        (a)    Name and Address.    The filing person is the subject company. The name, business address and business telephone number of the Company are set forth in Item 1(a) above.

        (b)    Tender Offer.    This Schedule relates to a tender offer by PDGI Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of JLL PharmaNet Holdings, LLC, a Delaware limited liability company ("Parent") and an affiliate of JLL Partners Fund V, L.P., a Delaware limited partnership ("JLL Fund V") and JLL Partners Fund VI, L.P. (together, with JLL Fund V, the "Sponsors"), each of which is a private equity fund managed by JLL Partners, Inc. ("JLL"), disclosed in a Tender Offer Statement on Schedule TO filed by Purchaser on February 12, 2009 (as amended or supplemented from time to time, the "Schedule TO"), to purchase for cash all outstanding Shares at a price of $5.00 per Share (such amount, the "Offer Price"), net to the stockholder in cash, without interest thereon, subject to any withholding of Taxes (as defined in the Merger Agreement) required by applicable law, if any, payable by the Company upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 12, 2009 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal"). The Offer to Purchase and Letter of Transmittal, as each may be amended or supplemented from time to time, are referred to in this Schedule as the "Offer." The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 3, 2009 (as such agreement may be amended or supplemented from time to time, the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the Delaware General Corporation Law (the "DGCL"), Purchaser will merge with and into the Company (the "Merger"), and each Share not acquired in the Offer will be cancelled and converted into the right to receive the Offer Price (other than (i) Shares owned directly or indirectly by Parent, Purchaser (including Shares received in the Offer) or PDGI (as treasury stock or otherwise) (in each case, other than Shares held on behalf of third parties or Shares held in trust to fund Company obligations) and (ii) each Share outstanding immediately prior to the effective time of the Merger (the "Effective Time") that is held by a stockholder who (a) has not voted in favor of the adoption of the Merger Agreement or the Merger or otherwise consented in writing thereto; (b) has submitted a timely demand for appraisal; (c) continues to hold his or her Shares through the Effective Time; (d) otherwise complies with the applicable statutory procedures to be entitled to demand appraisal rights under Delaware law; and (e) has properly demanded appraisal rights with respect to the Merger and has not otherwise withdrawn or lost his or her rights to demand appraisal rights under Section 262 of the DGCL). Following the Effective

Time, the Company will continue as a wholly owned subsidiary of Parent (the Company after the Effective Time is sometimes referred to herein as the "Surviving Corporation"). A copy of the Merger Agreement has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn before the expiration of the Offer (the "Expiration Date") that number of Shares which, together with the number of Shares (if any) then owned of record by Parent or Purchaser or with respect to which Parent or the Purchaser otherwise has direct or indirect sole voting power, represents at least a majority of the Shares outstanding on a fully diluted basis at the Expiration Date (the "Minimum Condition"). Parent and the Purchaser have reserved the right, at any time, in their sole discretion to waive, in whole or in part, any condition to the Offer or other requirement set forth in Annex A to the Merger Agreement or increase the Offer Price or to make any other changes in the terms and conditions of the Offer. Pursuant to the Merger Agreement, however, without the prior written consent of PDGI, neither the Purchaser nor Parent will (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer; (iii) decrease the maximum number of Shares sought to be purchased in the Offer; (iv) amend or waive satisfaction of the Minimum Condition; (v) amend any of the other conditions and requirements to the Offer set forth in Annex A to the Merger Agreement in a manner that is adverse to the holders of the Shares; or (vi) extend the Expiration Date in a manner other than in accordance with the Merger Agreement.

        The Offer must remain open for twenty (20) business days following (and including the day of) the commencement of the Offer. Pursuant to the Merger Agreement, and except as otherwise provided therein, the Purchaser will not terminate or withdraw the Offer or extend the Expiration Date of the Offer unless at the Expiration Date the conditions to the Offer shall not have been satisfied or earlier waived or, in the case of termination, such termination is in connection with the termination of the Merger Agreement in accordance with its terms. In addition, pursuant to the Merger Agreement and subject to the rights of the Purchaser to terminate the Merger Agreement and the Offer, if at the Expiration Date the conditions to the Offer are not satisfied or waived, Parent may cause the Purchaser to, for one or more successive periods of up to twenty (20) business days each, the length of each such period to be determined by Parent in its sole discretion, extend the Offer in order to permit the satisfaction of such conditions. Notwithstanding the foregoing, Parent and the Purchaser have agreed that if on the Expiration Date, (i) the Minimum Condition is not satisfied or (ii) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has not expired or terminated (the "HSR Condition"), but all other conditions and requirements set forth in Annex A to the Merger Agreement are satisfied or, in Parent's and the Purchaser's sole discretion, waived, then the Purchaser shall extend the Offer for up to forty (40) business days in the aggregate, the length of such period to be determined by the Company in its sole discretion. However, this shall not require the Purchaser to extend the Offer more than twice and the Purchaser shall not be required to extend the Offer (i) beyond August 15, 2009 (the "Outside Date"), or (ii) at any time that Parent and the Purchaser have the right to terminate the Merger Agreement as provided therein.

        The Purchaser shall extend the Expiration Date for any period required by the applicable rules, regulations, interpretations and positions of the U.S. Securities and Exchange Commission ("SEC") or its staff. Further, the Purchaser may, in its sole discretion, if necessary to reach the ownership threshold to effectuate a "short-form" merger in accordance with Section 253 of the DGCL of at least ninety percent (90%) of the then outstanding Shares, on a fully diluted basis (as defined in the Merger Agreement), elect to provide a subsequent offering period for the Offer in accordance with Rule 14d-11 under the Securities Exchange Act of 1934 (the "Exchange Act") of up to twenty (20) business days. The Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer as promptly as practicable after the applicable Expiration Date of the Offer (as it may be extended) and in any event in compliance with Rule 14e-1(c) under the Exchange Act. During any extension of the initial offering period, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the withdrawal rights described in the Offer to Purchase. You have the right to, and can, withdraw Shares that you previously tendered at any time until the Offer has expired and, if the Purchaser has not, by April 12, 2009, agreed to accept your Shares for payment, you can withdraw them at any time after such time until the Purchaser accepts your Shares for payment. You may not, however, withdraw Shares tendered in this Offer during any subsequent offering period.

        If the Purchaser extends the Offer or is delayed in its acceptance for payment of or payment for Shares (whether before or after its acceptance for payment of Shares), or is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to its rights under the Offer, the depositary retained by the Purchaser may retain tendered Shares on its behalf, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase. However, the Purchaser's ability to delay payment for Shares that it has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires the Purchaser to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of its Offer.

        Any extension, delay, termination, waiver or amendment of the Offer or any subsequent offering period will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date or date of termination of any subsequent offering period. Without limiting the manner in which the Purchaser may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14e-1(d) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares in a manner reasonably designed to inform such holders of such change, the Purchaser currently intends to make the announcement by issuing a press release via PR Newswire (or such other national media outlet or outlets it deems prudent) and making an appropriate filing with the SEC).

        If the Purchaser makes a material change in the terms of the Offer, or waives a material condition to the Offer, it will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in the percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the relative materiality of the changed term or information. In contrast, a minimum ten (10) business day period from the date of such change is generally required to allow for adequate dissemination of new information to stockholders in connection with a change in consideration offered or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a day on which banks in New York, New York are authorized by law or executive order to be closed.

        If, on or before the Expiration Date, the Purchaser increases the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

        The Purchaser expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, on the Expiration Date, any of the conditions to the Offer have not been satisfied. Under certain circumstances, the Purchaser, Parent or PDGI may terminate the Merger Agreement and the Offer.

        PDGI has agreed to provide the Purchaser with mailing labels containing the names and addresses of all record holders of the Shares, security position listings, non-objecting beneficial owner lists and any other listings on computer files containing the names and addresses of all record and beneficial holders of the Shares and security position listings of the Shares held in stock depositories for the purpose of disseminating the Offer to the holders of Shares. The Purchaser will mail the Offer to Purchase and the related Letter of Transmittal to record holders of Shares and to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

        The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.

        As set forth in the Schedule TO, the address of the principal executive office of Parent and the Purchaser is 450 Lexington Avenue, 31st floor, New York, New York, 10017. Information about the Offer, this Schedule, the Merger Agreement and related materials with respect to the Offer can be found in the Company's website at www.pharmanet.com.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        Except as set forth in this Item 3, or in the Information Statement of the Company attached to this Schedule as Annex I (the "Information Statement") or as incorporated by reference herein, as of the date hereof, to the knowledge of PDGI, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) Parent, the Purchaser, the Sponsors, JLL or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company's stockholders pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated under the Exchange Act, in connection with the Purchaser's right (after acquiring a majority of the Shares pursuant to the Offer) to designate persons to the Board of Directors of the Company (the "PDGI Board" or the "Board") representing a majority of the Board, other than at a meeting of the stockholders of the Company. The Information Statement is incorporated herein by reference.

  (a) Arrangements with Current Executive Officers, Directors and Affiliates of the Company

  Interests of Certain Persons

        Certain members of management and the PDGI Board may be deemed to have certain interests in the transactions contemplated by the Merger Agreement that are in addition to the interests of the Company's stockholders generally, and are described below in this section. The PDGI Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company's stockholders generally, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, consummation of the Offer will constitute a change of control of the Company under employment agreements between the Company and each of its executive officers.

Executive Employment Agreements

        We have entered into employment agreements with each of our named executive officers. All such agreements are referred to herein as the "Employment Agreements." These Employment Agreements are substantially similar to one another, and the material terms of the agreements are described below. All of the agreements are for three-year terms from the original date of the agreement, and one of them automatically renews for successive one-year terms unless either party gives notice of non-renewal.

        Under each Employment Agreement, the named executive officer is entitled to a base salary with annual increases thereto. For Mr. Jeffrey P. McMullen, the Chief Executive Officer, the increase is the greater of 4% or an amount determined by the Compensation Committee. For Mr. John P. Hamill, Mr. Mark Di Ianni, Dr. Thomas J. Newman, and Ms. Robin C. Sheldrick, the increase is the greater of 4%, the Consumer Price Index or an amount approved by the Compensation Committee.

        Each named executive officer is eligible for incentive compensation, annual and/or long-term, according to the terms of his or her agreement. Each executive officer is also eligible to participate in any plan relating to stock options, 401(k), medical, disability or life insurance or other employee benefit plans that we have adopted, or may from time to time adopt, for the benefit of our executive officers and for employees generally, except that executive officers may not participate in the Company's Amended and Restated 2004 Employee Stock Purchase Plan ("ESPP"). Each of the executive officers is also entitled to such customary fringe benefits and vacation leave as are consistent with our normal practices and established policies. For each named executive, any severance benefits are governed by the officer's Employment Agreement. Each Employment Agreement contains a covenant not to compete during the term of the agreement and for a 24-month period following termination of employment.

        Effective February 1, 2008, Ms. Boucher-Champagne was no longer deemed an executive officer of the Company pursuant to Section 16 of the Exchange Act. Further, on February 1, 2008, due to an internal reorganization of reporting responsibilities, Robin C. Sheldrick, Senior Vice President, Human Resources became an executive officer pursuant to Section 16 of the Exchange Act.

        On December 12, 2008, the Compensation Committee approved a three year extension to the terms of the Employment Agreement of Jeffrey P. McMullen. The agreement was executed by both PDGI and Mr. McMullen and is dated as of December 16, 2008, and was effective as of December 31, 2008.

        On December 31, 2008, we entered into amended and restated Employment Agreements with each of our named executive officers. With the exception of the agreement entered into by and between the Company and Mr. McMullen, such agreements were entered into so as to comply with Internal Revenue Code section 409A.

        We have clawback provisions in our option agreements which cancel existing options and require forfeiture of profits where the employee has been terminated for cause or violates non-compete or confidentiality provisions of employment or other agreements following resignation or termination. In addition, new employment agreements authorize the Compensation Committee, in the event it learns that an executive or the Company is subject to any investigation involving possible violations of the United States securities laws, to cause the Company to withhold all payments which the Compensation Committee believes may be considered to be subject to the provisions of Section 1103 of the Sarbanes-Oxley Act of 2002.

        The following table shows potential payments that might have been paid to our named executive officers under their existing Employment Agreements for various scenarios involving a change of control or termination of employment of each of our named executive officers, assuming a December 31, 2008 termination date and, where applicable, using the proposed Offer Price of $5.00 as set forth in the Merger Agreement.

Termination and Change of Control Arrangements

        The following table provides information about the potential incremental payments to our named executive officers in the event of their termination or termination in connection with a change in control as of December 31, 2008.

	Mr. McMullen(4) $		Mr. Hamill(5) $	Mr. Di Ianni(5) $	Dr. Newman(5) $	Ms. Sheldrick(5) $
Without Cause
Cash severance(1)	2,229,936		863,592	838,250	1,071,688	559,614
Equity(2):
Unvested Restricted Stock Units	161,185	(6)	213,495	45,825	116,045	24,625
Unvested stock options	—		—	—	—	—
Insurance benefits(3)	—		47,311	49,569	36,593	28,861

Total	2,391,121		1,124,398	933,644	1,224,326	613,100

Change in Control:
Cash severance(1)	—		863,592	—	—	—
Equity(2):
Unvested Restricted Stock Units	161,185		213,495	45,825	116,045	24,625
Unvested stock options	—		—	—	—	—
Insurance benefits(3)	—		47,311	—	—	—

Total	161,185		1,124,398	45,825	116,045	24,625

(1)
A multiple of current base salary in the amounts of three times for Mr. McMullen, two times for Mr. Hamill, Mr. Di Ianni, Dr. Newman and Ms. Sheldrick.

(2)
All values reflected in the table assume a termination date of December 31, 2008, and, where applicable, reflect the proposed Offer Price of $5.00 as set forth in the Merger Agreement. All amounts reflect the incremental value to each of the named officers in the event of a termination and do not include the value of any equity vested and earned equity prior to December 31, 2008. The equity value for the invested options reflects the intrinsic value of such options (market price less exercise price).

(3)
Represents insurance coverage for 24 months.

(4)
If Mr. McMullen is a "disqualified individual" (as defined in Section 280G(c) of the Internal Revenue Code of 1986, also referred to as the Code), and the benefits provided for in his employment agreement, together with any other payments and benefits which Mr. McMullen has the right to receive from PDGI, would constitute a "parachute payment" (as defined in Section 280G(b)(2) of the Code), then the benefits provided under his employment agreement (beginning with any benefit to be paid in cash thereunder) shall be reduced (but not below zero) so that the present value of such total amounts and benefits received by Mr. McMullen will be one dollar ($1.00) less than three times Mr. McMullen's "base amount" (as defined in Section 280G of the Code) and so that no portion of such amounts and benefits received by Mr. McMullen will be subject to the excise tax imposed by Section 4999 of the Code. The determination as to whether any such reduction in the amount of the benefits provided thereunder is necessary will be made initially by PDGI in good faith.

(5)
In the event that any payments or benefits to which the individual becomes entitled to in accordance with the provisions of their employment agreement (or any other agreement with us or one of our affiliates) would otherwise constitute a parachute payment under Section 280G(b)(2) of the Code, then such payments and/or benefits (beginning with any benefit to be paid in cash thereunder) will be subject to reduction to the extent necessary to assure that the individual receives only the greater of (i) the amount of those payments which would not constitute such a parachute payment or (ii) the amount which yields the individual the greatest after-tax amount of benefits after taking into account any excise tax imposed under Section 4999 of the Code on the payments and benefits provided the individual under their employment agreement (or on any other payments or benefits to which the individual may become entitled in connection with any change in control or ownership of the Company or the subsequent termination of employment with PDGI).

(6)
Such amount excludes 60,000 Restricted Stock Units that would vest or expire based on non-GAAP earnings for the year ended December 31, 2008.

  Acceleration of Options and Cash-Out of Restricted Stock Units

        Pursuant to the Merger Agreement, all unexercised Options to the extent outstanding and unvested immediately prior to the Effective Time will vest and become fully exercisable immediately prior to the Effective Time. At the Effective Time, each outstanding Option will be cancelled and the holder of the Option will receive cash equal to the product of (x) the excess, if any, of the Merger Consideration (to be equal to the Offer Price) over the exercise price per Share of the Option multiplied by (y) the number of Shares subject to the Option, subject to applicable withholding taxes. If the exercise price of any Option equals or exceeds the Merger Consideration, such Option will be cancelled without payment of additional consideration, and all rights with respect to such Option will terminate as of the Effective Time.

        The Company has granted equity awards to executive officers in the form of Restricted Stock Units. The Merger Agreement provides that each Restricted Stock Unit that is outstanding immediately prior to the Effective Time will be canceled. In exchange for each such cancelled Restricted Stock Unit, the holder will be entitled to a lump sum cash distribution payable by the Surviving Corporation in an amount determined by multiplying the number of Shares subject to such canceled Restricted Stock Unit, whether vested or unvested, by the Merger Consideration.

        The table below sets forth the value that each named executive officer will realize upon the accelerated vesting of his or her Options and the amount that will be payable to each executive officer (before any applicable withholdings) following consummation of the Merger with respect to Restricted Stock Units held by the named executive officer.

Executive Officer	Value Realized from Accelerated Vesting of Options(1)	Cash-Out of Restricted Stock Units(1)(2)
Jeffrey P. McMullen	$—	$161,185
John P. Hamill	—	88,495	(3)
Mark Di Ianni	—	45,825
Thomas J. Newman, M.D.	—	116,045
Robin C. Sheldrick	—	24,625

(1)
The dollar amount for each named executive officer in the "Value Received from Accelerated Vesting of Options" column is equal to the difference between the Merger Consideration and the exercise price of the relevant Options multiplied by the number of Shares underlying unvested Options held immediately prior to the Effective Time. The dollar amount for each executive officer in the "Cash-Out of Restricted Stock Units" column is equal to the Offer Price multiplied by the number of Restricted Stock Units held. The calculations above are based on the Offer Price of $5.00 per Share, net to seller in cash.

(2)
To the extent any Restricted Stock Unit Award is subject to a deferred payment schedule pursuant to the applicable distribution provisions of Section 409A of the Code so that the Restricted Stock Unit consideration cannot be paid to the holder within a five (5) business-day period without the holder's incurrence of a penalty tax and interest penalties under Section 409A of the Code, then the Surviving Corporation shall, within five (5) business days following the Effective Time, deposit the Restricted Stock Unit consideration for each such holder into a grantor trust that satisfies the requirements of Revenue Procedure 92-64 and that will accordingly serve as the funding source for the Surviving Corporation to satisfy its obligations to pay each such holder the held-back Restricted Stock Unit consideration to which such holder is entitled, together with accrued interest thereon, as that consideration becomes payable in one or more installments in accordance with the deferred payment schedule applicable to that award.

(3)
Such amount excludes 25,000 performance Restricted Stock Units that would vest or expire based on non-GAAP earnings for the year ended December 31, 2008.

        The table below sets forth the value that each non-employee director will realize upon the accelerated vesting of his Options or Restricted Stock Units.

Non-Employee Directors	Value Realized from Accelerated Vesting of Options(1)	Cash-Out of Restricted Stock Units(1)
Peter G. Tombros	$—	$28,700
Rolf A. Classon(2)	—	19,135
Lewis R. Elias, M.D.	—	19,135
Arnold Golieb(2)	—	19,135
David M. Olivier	—	19,135
Per Wold-Olsen	—	19,135

(1)
The dollar amount for each non-employee director in the "Value Received from Accelerated Vesting of Options" column is equal to the difference between the Merger Consideration and the exercise price of the relevant Options multiplied by the number of Shares underlying unvested Options held immediately prior to the Effective Time. The dollar amount for each director in the "Cash-Out of Restricted Stock Units" column is equal to the Offer Price multiplied by the number of Restricted Stock Units held. The calculations above are based on the Offer Price of $5.00 per Share, net to seller in cash.

(2)
Mr. Classon and Mr. Golieb have elected to defer receipt of the shares underlying their respective Restricted Stock Units for tax planning purposes.

  Share Purchases Under Employee Stock Purchase Plan

        The ESPP offering period was previously terminated on January 1, 2009. Pursuant to the terms of the Merger Agreement and in accordance with the terms of the ESPP, immediately prior to the Effective Time, the then-current offering period (as set forth in the ESPP) will terminate (the "Final Date") and the payroll deductions of each participant accumulated as of the Final Date for the then-current offering period will be immediately applied to the purchase of whole Shares in accordance with the terms of the ESPP, which number of Shares will be canceled and converted in the Merger into the right to receive the Merger Consideration as provided in the Merger Agreement with respect to such Shares.

        The foregoing summary is not intended to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference, the Employment Agreements for the Company's named executive officers which have been filed as Exhibits (e)(2)(A) to (e)(2)(D) to this Schedule and are incorporated herein by reference.

  Indemnification of Executive Officers and Directors

        The Merger Agreement provides that, from and after the Effective Time, the Surviving Corporation shall indemnify, and hold harmless, to the fullest extent permitted under applicable law, each current and former director, officer or employee of PDGI or any of its subsidiaries against any costs or expenses (including advancing reasonable attorneys' fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each indemnified party), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred whether before or at the Effective Time of the Merger in connection with such indemnified party serving as an officer, director, employee or other fiduciary of PDGI or any of its subsidiaries or of any entity if such service was at the request or for the benefit of PDGI or any of its subsidiaries.

  Directors' and Officers' Insurance

        The Merger Agreement provides that for a period of six years from the Effective Time of the Merger, PDGI shall either cause to be maintained in effect the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by PDGI and its subsidiaries or cause to be provided substitute policies or purchase, or cause the Surviving Corporation to purchase, a "tail policy," in either case of at least the same coverage and amounts containing terms and conditions that are not less advantageous than such policy with respect to matters arising on or before the Effective Time and from insurance carriers with comparable credit ratings, except that neither Parent nor the Surviving Corporation shall be required to pay with respect to such insurance policies in respect of any one policy year more than 250% of the annual premium paid by PDGI for such insurance for the fiscal year ended December 31, 2008. At PDGI's option, it may purchase, prior to the Effective Time, a six-year prepaid "tail policy" on terms and conditions (in both amount and scope) providing substantially equivalent benefits as the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by PDGI and its subsidiaries with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated hereby.

        The Merger Agreement provides that Parent and the Purchaser agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the current or former directors, officers or employees, as the case may be, of PDGI or its subsidiaries as provided in their respective certificates of incorporation or by-laws or other organizational documents or in any agreement as in effect on the date of the Merger Agreement and which has previously been made available to Parent shall survive the Merger and shall continue in full force and effect to the extent provided in the following sentence. The Merger Agreement provides that Parent and the Surviving Corporation shall maintain in effect any and all exculpation, indemnification and advancement of expenses provisions of PDGI's and any of its subsidiaries' certificate of incorporation and by-laws or similar organizational documents in effect immediately prior to the Effective Time or in any agreements of PDGI or its subsidiaries with any of their respective current or former directors, officers or employees in effect as of the date of the Merger Agreement and which has previously been provided to Parent, and shall not, for a period of six years from the date of the Merger

Agreement, amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or employees of PDGI or any of its subsidiaries and all rights to indemnification thereunder in respect of any action pending or asserted or any claim made within such period shall continue until the disposition of such action or resolution of such claim.

        The foregoing summary of the indemnification of executive officers and directors and Directors' and Officers' Insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference.

(b)    Arrangements with Parent, Purchaser or Their Affiliates

        The following is a discussion of all known material agreements, understandings and actual or potential conflicts of interest between the Company and the Purchaser or Parent relating to the Offer. Additional material agreements, understandings and actual or potential conflicts of interest between the Company and its affiliates that are unrelated to the Offer are discussed in the Information Statement.

  The Merger Agreement

        The summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer, which is being filed as an exhibit to Schedule TO, are incorporated in this Schedule by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference.

        The Merger Agreement governs the contractual rights between the Company, Parent and the Purchaser in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company in the Company's public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company or Parent. The representations and warranties contained in the Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which the Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to exceptions set forth on disclosure schedules and a contractual standard of materiality different from those generally applicable to stockholders.

  The Confidentiality Agreement

        In connection with the process leading to the execution of the Merger Agreement, PDGI and JLL entered into a confidentiality agreement (the "Confidentiality Agreement") dated as of December 1, 2008. Under the Confidentiality Agreement, JLL, on behalf of itself and its representatives, agreed, subject to certain exceptions, to keep confidential any non-public information concerning PDGI. JLL also agreed to certain "standstill" and non-solicitation of employees provisions for the protection of PDGI. The standstill provisions of the Confidentiality Agreement terminated in connection with the execution of the Merger Agreement. This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement which has been filed as Exhibit (e)(3) to this Schedule and is incorporated herein by reference.

  Representation on the Company's Board of Directors

        The Merger Agreement provides that, subject to the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, upon the acceptance for payment by the Purchaser of Shares pursuant to the Offer (the "Acceptance Time"), Parent is entitled to elect or designate directors to serve on the PDGI Board up to such number of directors equal to the product (rounded up to the next whole number) obtained by multiplying (x) the total number of directors on the PDGI Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement) by (y) the percentage that the aggregate number of Shares beneficially owned by Parent, the Purchaser or any of their respective affiliates bears to the total number of Shares then outstanding. After the Acceptance Time, PDGI shall, upon Parent's reasonable request, take all actions as are reasonably necessary or desirable to enable Parent's designees to be so elected or designated to the PDGI Board, including by promptly filling vacancies or newly created directorships on the PDGI Board, promptly increasing the size of the PDGI Board (including by amending the by-laws of PDGI if necessary to do so), and/or by promptly securing resignations of such number of its incumbent directors, and shall cause Parent's designees to be so elected or designated to the PDGI Board at such time. After the Acceptance Time, PDGI shall also, upon Parent's request, cause the directors elected or designated by Parent to the PDGI Board to serve on and constitute the same percentage (rounded up to the next whole number) as is on the PDGI Board of (i) each committee of the PDGI Board, (ii) each board of directors (or similar body) of each PDGI subsidiary and (iii) each committee (or similar body) of each such board, in each case to the extent permitted by applicable law and the Marketplace Rules of the NASDAQ Global Select Market. After the Acceptance Time, PDGI shall also, upon Parent's request, take all action necessary to elect to be treated as a "controlled company" as defined by NASDAQ Global Select Marketplace Rule 4350(c) and make all necessary filings and disclosures associated with such status.

        Until the Effective Time, the PDGI Board will have at least three (3) directors who were directors of PDGI on February 3, 2009, the date of the Merger Agreement, and who were not officers of PDGI or any of its subsidiaries (each, an "Independent Director") and at least one of whom shall be an "audit committee financial expert" as defined in Item 401(h) of Regulation S-K and the instructions thereto (the "Continuing Directors"); provided, however, that if any Continuing Director is unable to serve due to death, disability or resignation, PDGI shall take all necessary action (including creating a committee of the board of directors) so that the remaining Continuing Director or Continuing Directors shall be entitled to elect or designate another person who satisfies the foregoing independence requirements to fill such vacancy, and such person shall be deemed to be a Continuing Director for purposes of the Merger Agreement. After Parent's designees are elected or designated to, and constitute a majority of, the board of directors and prior to the Effective Time, in addition to any approvals of the board of directors or the stockholders of PDGI as may be required by the certificate of incorporation of PDGI, the by-laws of PDGI or applicable law, any (i) amendment or modification of the Merger Agreement, (ii) termination of the Merger Agreement by PDGI, (iii) extension of time for performance of any of the obligations of Parent or the Purchaser thereunder, (iv) waiver of any condition to PDGI's obligation thereunder, (v) exercise or waiver of PDGI's rights or remedies thereunder, (vi) amendment to PDGI's certificate of incorporation or the by-laws, (vii) authorization of any agreement between PDGI and any of its subsidiaries, on the one hand, and Parent, the Purchaser or any of their affiliates on the other hand, or (viii) taking of any other action by PDGI in connection with the Merger Agreement or the transactions contemplated thereby may, in each case, be effected only if there are in office one (1) or more Continuing Directors and such action is approved by a majority of the Continuing Directors then in office; provided, however, that PDGI shall designate, prior to the Acceptance Time, two (2) alternate Continuing Directors that the board of directors shall appoint in the event of the death, disability or resignation of the Continuing Directors, each of whom shall, following such appointment to the board of directors, be deemed to be a Continuing Director for purposes of the Merger Agreement. The Continuing Directors shall have, and Parent shall cause the

Continuing Directors to have, the authority to retain such counsel (which may include current counsel to PDGI or the board of directors) and other advisors at the expense of PDGI as determined by the Continuing Directors, and the authority to institute any action on behalf of PDGI to enforce performance of the Merger Agreement.

        The foregoing summary concerning representation on the PDGI Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION

(a)    Recommendation

        The PDGI Board recommends that you accept the Offer and tender your Shares pursuant to the Offer. After careful consideration by the PDGI Board, including a thorough review of the Offer with the assistance of its legal advisors and the Company's senior management and financial advisor, at a meeting held on February 2, 2009, the PDGI Board, unanimously, by all directors present (other than Mr. Golieb, who was not present because of his current hospitalization due to medical issues):

          (i)    determined that the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby are advisable and in the best interests of PDGI and its stockholders;

          (ii)   adopted the Merger Agreement and approved the transactions contemplated thereby;

          (iii)  resolved to recommend acceptance of the Offer and, if required, adoption of the Merger Agreement and approval of the Merger by PDGI's stockholders; and

          (iv)  took all other actions necessary to exempt the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby from any "fair price", "moratorium", "control share acquisition", "interested stockholder", "business combination" or other similar statute or regulation.

        In addition, the Board also approved a resolution providing that (i) the Rights Agreement, dated as of December 21, 2005, between the Company and American Stock Transfer & Trust Company, LLC (as successor-in-interest to Wachovia Bank, N.A.) (the "Rights Agreement") shall be inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) in connection with the transactions contemplated by the Merger Agreement, neither Parent nor the Purchaser shall be an "Acquiring Person" (as such term is defined in the Rights Agreement), neither a "Distribution Date" nor a "Stock Acquisition Date" (as such terms are defined in the Rights Agreement) shall occur, and the Rights (as such term is defined in the Rights Agreement) shall not become exercisable, by reason of the execution or delivery of the Merger Agreement or the consummation of the Merger, the Offer or the other transactions contemplated by the Merger Agreement, and (iii) the "Final Expiration Date" (as such term is defined in the Rights Agreement) shall occur immediately prior to the consummation of the Merger; provided, however, that if the Merger Agreement shall be terminated and the transactions contemplated therein shall not be consummated, then the resolution shall be deemed automatically to be repealed without further action of the Board and shall be void and of no force or effect.

        A letter to the Company's stockholders communicating the PDGI Board's recommendation has been filed herewith as Exhibit (a)(2) and is incorporated herein by reference in its entirety.

(b)    Background and Reasons for the Recommendation

  Background

        The PDGI Board's decision to approve the Merger Agreement was the outcome of more than a six-month process to assess potential strategic alternatives available to the Company in an effort to maximize stockholder value under the business conditions facing the Company, including the lack of viable alternatives to address the impending liquidity issues associated with the Company's 2.25% Convertible Senior Notes due 2024 (the "Notes"), the terms of which entitle the holders to cause the Company to repurchase their Notes commencing on August 15, 2009, the rapidly deteriorating financial and credit markets and increased client contract cancellations and postponements of ongoing clinical development projects.

        In 2004, the Company issued $143,750,000 in principal amount of the Notes. Under the terms of the Notes, on August 15, 2009, the holders of the Notes will have the right to require the Company to repurchase all or a portion of the Notes at a purchase price in cash equal to 100% of the principal amount then outstanding, plus accrued and unpaid interest.

        The Company has a $45.0 million credit facility (the "Credit Facility") with a syndicate of banks that was originated in December 2004. The Credit Facility has a maturity date of December 22, 2009, but because the aggregate principal amount of the Notes had not been refinanced on or prior to February 1, 2009, the maturity date was automatically accelerated to February 15, 2009 under the terms of the Credit Facility. As of the date of this Schedule, the Company has no borrowings under the Credit Facility.

        On August 10, 2007, the Company filed a Registration Statement on Form S-3 (the "Registration Statement") in order to attempt to raise capital through the sale of equity and/or debt securities (the "Proposed Securities Offering") to repay the Notes prior to the maturity date of the Credit Facility. As a result of business conditions during the quarter ended December 31, 2007, however, the Company delayed the securities offering. On April 30, 2008, the Company announced higher than expected client contract cancellations in the late stage segment of its business for the first quarter of 2008. The Company discussed these developments with UBS Securities LLC ("UBS"), the Company's financial advisor, and further delayed the proposed offering.

        The PDGI Board met on August 20, 2008, with PDGI senior management, UBS and the Company's outside legal counsel, Morgan Lewis & Bockius LLP ("Morgan Lewis"). UBS provided the PDGI Board with a general overview of the state of the clinical research organization ("CRO") industry. There was also discussion regarding the Company's current financial situation and various potential options to refinance the Notes, and the PDGI Board authorized the Company to pursue the Proposed Securities Offering.

        On September 11, 2008, the Company announced that it was updating its 2008 full year earnings guidance as a result of client contract cancellations and postponements of certain of the Company's ongoing clinical development projects in the late stage segment of its business and lower than expected sample volumes in the early stage segment of its business. The Company also made a downward adjustment to its forecast to account for a higher future client contract cancellation rate, the potential for future postponements of ongoing clinical development projects and the change in the value of the U.S. dollar relative to other currencies. The following day the Company's stock price opened at $11.00 per Share, down $12.06 per Share from $23.06 per Share as of the close of trading on the previous day.

        During September 2008, the capital markets continued to deteriorate rapidly, most notably evidenced by the bankruptcy of investment bank Lehman Brothers Holdings Inc. and the government bailout of the insurance company American International Group Inc. During this period, along with this continued deterioration in the financial markets and other factors affecting the CRO industry and the Company in general as set forth above, the Company's stock price continued to decline. On September 19, 2008, Standard & Poor's Rating Service downgraded the Company's corporate credit rating from "B+" to "B."

        Following the Company's revised guidance, Mr. Jeffrey P. McMullen, the Company's President and Chief Executive Officer, received an unsolicited inquiry in September 2008 from a private equity firm

("Firm A") expressing interest in a possible acquisition of the Company. Mr. McMullen contacted Mr. Peter G. Tombros, Chairman of the PDGI Board, to discuss Firm A's inquiry. After discussions with Mr. Tombros, Mr. McMullen contacted legal counsel to discuss the appropriate course of action. After these discussions, Mr. McMullen contacted the principal at Firm A. Thereafter, on September 18, 2008, the Company received an initial non-binding letter from Firm A proposing to acquire the Company (the "Firm A Letter"). Mr. McMullen forwarded the Firm A Letter to Mr. Tombros the same day. The Firm A Letter was forwarded to the rest of the PDGI Board the next day.

        Firm A indicated in the Firm A Letter that, based on publicly available information, it believed it would be prepared to pay in excess of $20.00 per Share for all of the Company's outstanding Common Stock. The Firm A Letter was subject to due diligence and required that the Company enter into a 30-day exclusivity agreement with Firm A.

        On September 23, 2008, the PDGI Board met with PDGI senior management, UBS and Morgan Lewis to discuss the Firm A Letter and the Company's current situation. To assist the PDGI Board in understanding its fiduciary duties under Delaware law, a representative of the law firm of Morris, Nichols, Arsht & Tunnell LLP ("Morris Nichols") also participated in the meeting. UBS discussed with the PDGI Board the potential negative impact of the current state of the equity and debt markets discussed above and the Company's business performance announced on September 11, 2008 on the Proposed Securities Offering for which the Registration Statement had been filed. The PDGI Board determined that the Company was not able to consummate the Proposed Securities Offering and, therefore, was unable to refinance the Notes on satisfactory terms. UBS then discussed with the PDGI Board the Company's recent stock price performance as compared to selected publicly held companies in the CRO industry noting that the Company's common stock was generally trading at a discount as compared to the common stock of its peers potentially in light of, among other things, the Company's earnings volatility and the risks associated with its lack of a viable avenue for the refinancing of the Notes. There was a discussion of four alternatives for refinancing or repaying the Notes, the advantages and disadvantages of each alternative and the likelihood of executing each alternative. These alternatives included the: (i) private exchange of the Notes for new notes with modified terms and conditions; (ii) sale of Company securities to one or more private investors, with the proceeds of such sale to be used to purchase the Notes; (iii) sale of certain assets and businesses of the Company, with the proceeds of such sale to be used to purchase the Notes; and (iv) sale of the Company as a whole. Discussions then focused on Firm A and whether it was a credible buyer. UBS stated that it was not aware of any funds that had been raised by Firm A, any acquisition transactions that had been consummated by Firm A or whether Firm A would need to seek the approval of its investors, partners or other funding sources in order to complete a transaction.

        The PDGI Board met on September 28, 2008, with management, Morgan Lewis and Morris Nichols. Mr. McMullen reported on the primary focus of questions that had been directed to the Company at a recent investor conference. These included: (i) strategies for addressing the Notes; (ii) expected future trends in the CRO industry in general and expected specific developments affecting the Company in particular; and (iii) projected levels of client contract cancellations and postponements of ongoing clinical development projects for the third quarter of 2008. In addition, Mr. McMullen conveyed to the PDGI Board investor concerns about the CRO industry and the Company, including (i) the potential for continued client contract cancellations, (ii) that increased client contract cancellations could result in the CRO industry growing at a rate that was much lower than prior periods, and (iii) that the Notes had created a significant overhang on the Company's current stock price and needed to be addressed. At the meeting, the PDGI Board also reviewed the Firm A Letter. In addition, the PDGI Board decided to form a strategic alternative committee (the "Committee") to review potential strategic alternatives going forward. The Committee consisted of Mr. Tombros, Mr. Rolf A. Classon and Mr. Arnold Golieb, each of whom is an independent director within the meaning of the applicable rules of the NASDAQ Global Select Market. Mr. Golieb was selected to act as chairman of the Committee. The PDGI Board chose these individuals to be members of the Committee because they are independent directors and have experience with strategic alternatives by virtue of their service with other public companies. The PDGI Board also requested that the Committee meet promptly with UBS to review UBS' qualifications and to discuss with UBS the Company's current commercial, stock market and capital structure challenges, and to report to the PDGI Board on the Committee's view on the retention of financial advisors to assist the Committee in its review of potential strategic alternatives.

        From September 29, 2008 through October 3, 2008, for good corporate governance purposes and to follow best practices, the Committee interviewed certain law firms, including Latham & Watkins LLP ("Latham"), to determine which firm to retain to represent the PDGI Board.

        On October 4, 2008, the Committee held a telephonic meeting with members of PDGI senior management. At the meeting, the Committee approved the engagement of Latham as special counsel to the PDGI Board.

        On October 12, 2008, the Committee held a telephonic meeting which was also attended by PDGI senior management, Latham and Morgan Lewis. The Committee considered the engagement of UBS and a second investment bank (the "Second Investment Bank"), to assist the Company in connection with its efforts to refinance the Notes. The Second Investment Bank was considered because of its experience in exchange transactions being evaluated by the Company.

        On October 15, 2008, the PDGI Board held a telephonic meeting with PDGI senior management, Morgan Lewis and Latham. The PDGI Board reviewed and approved a charter to govern the Committee and its proceedings. The charter authorized the Committee to, among other things:

  •
  engage in and facilitate discussions with any third-party regarding potential strategic alternatives involving the Company;

  •
  advise and periodically update the PDGI Board, as necessary, regarding any material developments in discussions regarding strategic alternatives involving the Company;

  •
  periodically meet and discuss with any financial advisors retained to assist the Company regarding potential strategic alternatives; and

  •
  negotiate and approve on behalf of the Company a transaction or arrangement involving the Notes, which transaction could take the form of a repayment, settlement or prepayment of, or other exchange of cash for, all or a portion of the Notes, an exchange of new securities for all or a portion of the Notes, a modification, amendment or waiver of certain terms of the Notes, any other restructuring of the Notes or a similar transaction or arrangement, and any and all such other terms and conditions as might be necessary to consummate any of the foregoing.

        Mr. McMullen then reviewed the various meetings and discussions that management had held with various investment banks to assist in refinancing the Notes. Mr. McMullen, on behalf of the Company, recommended both UBS and the Second Investment Bank to assist the Company in the refinancing. Mr. McMullen expressed concern that the Company's inability to satisfy the put obligations of the Notes was having an increasingly negative impact on the Company's current client relations and may continue to impact the ability of the Company to attract new business opportunities.

        On October 20, 2008, the Committee held a telephonic meeting with Latham. A representative of UBS joined a portion of the meeting to discuss UBS' capabilities to act as financial advisor in connection with any strategic transaction contemplated by the Company. After the UBS representative left the meeting, the Committee discussed UBS' historical relationship with the Company and its relationship with PDGI senior management. After discussion, the Committee determined that UBS was qualified to act as the Company's financial advisor in connection with any strategic transaction that might ensue.

        During the latter half of October 2008, the Committee and the PDGI Board reviewed potential alternatives available to the Company for refinancing the Notes and discussed with UBS various means of effecting such refinancing, including open market purchases of the Notes, a public cash tender offer for the Notes funded by privately placed debt, a public cash tender offer for the Notes funded by a privately placed equity offering and/or a registered equity offering or rights offering and a public offer to exchange the Notes for new convertible notes and cash. The ongoing review of the Company's options included the relative feasibility of each alternative and its ability to solve the overhang of the Company's August 15, 2009 repayment obligations in connection with the Notes, the potential impact of each alternative on stockholder value and the likely trading price of the Company's Shares following successful execution of each alternative, as well as the ability of each alternative to maximize the value of the Company as a going concern.

        On October 24, 2008, the Committee met telephonically with PDGI senior management, UBS, the Second Investment Bank, Latham and Morgan Lewis. Management informed the Committee that the Company was working to prepare for an exchange offer (the "Exchange Offer") for the Notes. The Committee considered commencing a process to explore the sale of the Company concurrently with the refinancing process for the Notes. However, the Committee decided not to commence a formal sale process at that time because of then current market conditions, including the Company's depressed stock price, which closed at $2.62 per Share on October 24, 2008. The PDGI Board believed it was in the best interests of stockholders to refinance the Notes prior to a sale process because the PDGI Board believed that refinancing and removing the liquidity risks associated with the Notes would increase the Company's stock price thereby enhancing stockholder value. In addition, to the extent the PDGI Board determined to move forward with the sale process, the Company would be in a better position to maximize stockholder value if the Notes were refinanced. There was a discussion as to strategic acquirers and private equity acquirers that could be contacted in connection with a possible sale process if the Exchange Offer did not succeed. Prior to the meeting, one of the members of the PDGI Board had been approached by a representative of JLL regarding a potential equity investment in the Company, the proceeds of which would be used to refinance the Notes. The Committee instructed management and UBS to follow up with any such expressions of interest should there be a formal sale process.

        During this period, the Second Investment Bank advised the Company that it had previously represented affiliates of Firm A and indicated that it might desire to represent Firm A, including with respect to its interest in acquiring the Company. As a result of this potential conflict of interest, the Committee decided at the meeting on October 24, 2008 not to retain the Second Investment Bank.

        On October 29, 2008, the PDGI Board met with PDGI senior management, UBS, Latham and Morgan Lewis. During this meeting, UBS updated the PDGI Board on then current market conditions, including the decreased revenue growth and demand for CRO services in the industry, which had negatively affected the availability of certain prior alternatives with respect to the refinancing of the Notes. There was a discussion of two remaining options to refinance the Notes, which included a public all-cash tender offer for a significant portion of the Notes or a public exchange offer of cash and new convertible notes for the Notes. The following potential terms for a cash tender offer were discussed: (i) tender for $107.7 million principal amount of Notes at 65% of par for $70.0 million, (ii) fund the cash portion of the consideration with cash on PDGI's balance sheet and a potential new debt facility, and (iii) exchange the remaining $36.1 million principal amount of Notes for the same face amount of new unsecured notes with the same terms, other than a 3-year term extension of the put date and maturity date, and a suggested conversion price between $5 to $10 per Share. The following potential terms for a registered exchange offer for the Notes were also discussed, including exchanging each $1,000 principal amount of Notes for: (i) $1,000 of new unsecured notes with the same terms as the outstanding Notes other than a conversion price of between $5 to $10 per Share and a 3-year term extension of the put date and maturity date, and (ii) $200 in cash. The PDGI Board instructed management to seek private secured debt financing to fund any cash portion of the Exchange Offer. There was also a discussion regarding a potential sale of the Company. However, the PDGI Board determined that the initiation of a sale process should be delayed until the Company had fully considered definitive terms for the Exchange Offer.

        The Company received a letter from Firm A on October 30, 2008 indicating its continued interest in the Company, but withdrawing its initial proposed $20.00 per Share purchase price as a result of the Company's declining stock price, recent disappointing results, reduced guidance from certain of the Company's competitors and the overall deterioration of the capital markets. Firm A did not propose a new price per Share in its October 30, 2008 letter.

        On November 2, 2008, the PDGI Board met with Latham. The PDGI Board discussed at length the financial implications of the Exchange Offer. Specifically, the PDGI Board reviewed the potential dilution to existing stockholders, as well as the effect on PDGI's client base of a failed attempt to exchange the Notes or the disclosure of a sale process, whether as a result of public announcement or rumors. The PDGI Board authorized management to proceed with the Exchange Offer. The PDGI Board then discussed retaining a second investment bank to advise the Committee and the PDGI Board in a sale process while UBS was focused on the Exchange Offer.

        That same day, the Committee met with Latham. The Committee discussed engaging an additional investment bank as a financial advisor in connection with a sale process. The Committee interviewed two other investment banks on November 10 and November 11, 2008. After discussion with counsel, the PDGI Board decided that an additional investment bank was not necessary.

        On November 5, 2008, Mr. Tombros received a letter from JLL indicating that JLL was interested in providing an equity investment in the Company in the form of either a convertible preferred or common equity security, which would be accompanied by a simultaneous rights offering to the Company's current stockholders. The letter did not specify terms or share price, but did express a willingness to work with the Company to discuss and finalize terms in an expeditious manner.

        On November 10, 2008, the PDGI Board met with PDGI senior management, UBS, Latham and Morgan Lewis. Management reported that it had met with several commercial banks in an effort to secure debt financing, but believed the Company could not secure sufficient financing in a timely manner in order to fund an all cash tender offer for the Notes. Following management's discussion, UBS updated the PDGI Board on the Company's current financial condition and its current trading price relative to its peers and provided an overview of the CRO industry and potential strategic alternatives being considered by the Company, including the proposed Exchange Offer and JLL's indication of interest for an equity investment in the Company. It was noted at the meeting that, although the Company's third quarter financial results were positive, the overhang from the Company's approaching repayment obligations with respect to the Notes, along with related business conditions, appeared to place continued downward pressure on the Company's stock price. At the time of the meeting, the last reported sale of the Company's Shares on November 6, 2008 was $1.64 per Share. UBS also noted that the Company's stock price had significantly underperformed its peer group over the preceding twelve months.

        After further review of then current business conditions, revised potential terms for the Exchange Offer were discussed. Under the revised potential terms, for each $1,000 principal amount of Notes exchanged, a noteholder would receive: (i) $280 in cash, and (ii) $800 of new notes with a 2.25% coupon, a conversion price of $6.05 per Share, and a 3-year extension of the put date and maturity date. At the meeting, the potential response of the existing noteholders to the Exchange Offer was also discussed. The PDGI Board approved moving forward with the Exchange Offer with UBS as dealer manager and the Committee working with management and UBS to finalize the terms of the Exchange Offer. There also was discussion regarding conducting a sale process in parallel with the Exchange

Offer based on the time sensitivity of the transaction and general market conditions. The PDGI Board did not take any formal action with respect to a sale process at that time.

        Between November 14, 2008 and November 19, 2008, the Committee held three telephonic meetings which were also attended by PDGI senior management, UBS, Latham and Morgan Lewis. UBS and the Committee had ongoing discussions regarding the proposed terms of the Exchange Offer and indications by certain existing noteholders of their willingness and intention to participate in the proposed Exchange Offer. In addition, on November 19, 2008, the Committee and PDGI senior management discussed responding to representatives of JLL. The Committee authorized UBS to communicate directly with JLL's representatives.

        At the direction of the PDGI Board, after the Committee approved the terms of the Exchange Offer, the Company launched the Exchange Offer on November 20, 2008. Under the terms of the Exchange Offer, for each $1,000 principal amount of Notes exchanged, a noteholder would receive: (i) $250 in cash, and (ii) $800 of new 8% convertible notes due February 2014 with a put option in August 2012, a conversion price of $6.05 per Share and a second lien on certain assets of the Company and its domestic subsidiaries. Based on discussions with certain holders of the Notes prior to the commencement of the Exchange Offer, holders of approximately 57% of the outstanding aggregate principal amount of the Notes had indicated their intention to exchange their Notes in accordance with the terms of the Exchange Offer.

        In the fourth quarter of 2008, at the time of the commencement of the Exchange Offer, the following additional adverse events affected the Company's financial and business prospects:

  •
  on October 30, 2008, the Company announced its earnings for the third quarter of 2008, which reflected a decrease in backlog and continued client contract cancellations;

  •
  peer companies began to announce third quarter 2008 earnings and certain peer companies began to report increased client contract cancellations, postponements of ongoing clinical development projects, and weakness in the early stage segments of their respective businesses;

  •
  the average stock price of peer companies declined 52%;

  •
  an analyst report indicated that there was a 40% chance the Company would file for bankruptcy, which further concerned the Company's clients;

  •
  the crisis in the international banking sector continued, thereby effectively freezing the credit markets;

  •
  the National Bureau of Economic Research officially declared that the U.S. economy was in a recession; and

  •
  the Labor Department announced that the United States had the biggest monthly loss of jobs since 1974.

        On November 24, 2008, there was a telephonic Committee meeting, which was also attended by PDGI senior management, UBS, Latham and Morgan Lewis. UBS reviewed the market's reaction to the Exchange Offer. Subsequent to the commencement of the Exchange Offer, certain of the existing holders of Notes which previously had indicated their intention to participate in the Exchange Offer informed UBS that they had sold the Notes held by them in the open market. UBS and the Committee discussed the continued viability of the Exchange Offer. There was also discussion regarding the potential to extend the Exchange Offer and the possibility of revising the terms of the Exchange Offer. The JLL indication of interest received on November 5, 2008 and a potential sale of the Company, including the potential timing of a sale process, were also discussed.

        On November 25, 2008, the PDGI Board received a letter from a new noteholder (the "Objecting Noteholder") indicating that the Objecting Noteholder represented noteholders who held a majority of the aggregate principal amount of the Notes (together with the Objecting Noteholder, the "Majority Noteholders") and that the Majority Noteholders were not prepared to exchange their Notes based on the terms of the Exchange Offer and were proposing new terms. The new terms proposed by the Objecting Noteholder were highly dilutive to existing stockholders. Under the proposed new terms, for each $1,000 principal amount of Notes exchanged, a noteholder would receive: (i) $250 in cash, (ii) preferred stock convertible into 400 Shares and (iii) $400 of new 8% convertible notes due February 2014 with a put option in August 2012 and a conversion price of $1.00 per Share.

        On November 26, 2008, the PDGI Board held a telephonic meeting at which the PDGI Board received an update regarding the letter from the Objecting Noteholder. PDGI senior management, UBS, Latham and Morgan Lewis also attended the meeting. The PDGI Board reviewed the financial implications, including potential alternative means of financing and the potential dilution to the Company's stockholders of the terms proposed by the Objecting Noteholder regarding the Exchange Offer, which, assuming the conversion of all convertible securities issued in connection with the proposed terms, would result in the current stockholders of the Company owning approximately 15% of the total outstanding capital stock of the Company. The PDGI Board then discussed the Company's solvency. Specifically, the PDGI Board reviewed the legal and financial definitions of solvency, as well as Delaware case law dealing with the zone of insolvency, and agreed that the Company was not insolvent or within the zone of insolvency at such time. PDGI senior management informed the PDGI Board of its discussions with UBS regarding negotiation with the Majority Noteholders to assess whether some form of agreement could be reached. In an effort to be prepared if the Exchange Offer failed, the PDGI Board determined to commence as soon as practicable a competitive auction process to optimize stockholder value, which would consider, among other things, a sale of the Company. The PDGI Board authorized UBS to conduct a preliminary review of potential acquirers and to determine the market's receptiveness to a sale process.

        On November 28, 2008, the Committee met telephonically with PDGI senior management, UBS, Latham and Morgan Lewis to discuss the progress of the Exchange Offer and the letter from the Objecting Noteholder. The Committee authorized representatives of UBS to communicate directly with the Objecting Noteholder and further authorized representatives of UBS and the Company to meet with the Objecting Noteholder. Representatives of UBS then updated the Committee regarding discussions with potential acquirers that had taken place, indicating that non-disclosure agreements had been provided to six potential private equity partners and that the one potential strategic partner that had been contacted indicated that it was not interested in pursuing discussions. Latham and Morgan Lewis discussed with the members of the Committee their fiduciary duties related to a potential sale process.

        On December 1, 2008, JLL entered into a confidentiality agreement with the Company, as described in "Item 3. Past Contracts, Transactions, Negotiations and Agreements—(b) Arrangements with Parent, Purchaser or Their Affiliates—The Confidentiality Agreement."

        On December 5, 2008, the PDGI Board met with PDGI senior management, UBS, Latham and Morgan Lewis. The PDGI Board began the meeting by discussing the current status of the Exchange Offer, discussions with the Objecting Noteholder and the Majority Noteholders, other strategic initiatives and the Company's current financial condition and performance. After discussion, Mr. McMullen updated the PDGI Board on UBS's recent meetings, in accordance with the Company's directives, with the Objecting Noteholder, and separately with the other Majority Noteholders. Mr. McMullen and the PDGI Board discussed various proposals offered by the Majority Noteholders to refinance the Notes. The PDGI Board then proceeded to discuss the sale process. UBS informed the PDGI Board that nine potential private equity partners (prior to December 5, 2008 one private equity partner declined to participate in the process) and two potential strategic acquirers (prior to December 5, 2008 one strategic acquirer declined to participate in the process, and after December 5, 2008 one additional strategic acquirer joined the process) had been contacted between November 26,

2008 and December 2, 2008. There was then discussion regarding the number of strategic acquirers that had been contacted in the process. UBS indicated that it believed there would likely be a limited number of potential strategic acquirers that would be interested in acquiring the Company, in light of, among other things, the Company's combined late stage and early stage business and the ability of certain potential strategic acquirers to refinance the existing Notes. After discussion, the PDGI Board decided to include several additional strategic acquirers in this process and instructed UBS to contact potential acquirers to invite them to participate in a formal sale process. Thereafter, each of the potential private equity and strategic acquirers approved by the PDGI Board accepted invitations to attend management presentations.

        On December 7, 2008, the Committee met telephonically with PDGI senior management, UBS, Latham and Morgan Lewis. UBS discussed with the Committee financial aspects of the proposed terms submitted by the Objecting Noteholder on November 25, 2008 as well as other potential counterproposals, including issuing non-convertible debt instead of issuing new convertible debt and preferred equity as proposed by the Objecting Noteholder in order to minimize the dilutive impact on existing stockholders. The Committee also discussed the timing and steps involved with revising the terms of the Exchange Offer and the Committee authorized UBS to proceed with discussions with the Majority Noteholders, including the Objecting Noteholder. UBS noted that the Objecting Noteholder's proposal valued the Company at implied multiples of calendar year 2008 estimated EBITDA and calendar year 2009 estimated EBITDA and EPS that were below corresponding trading multiples of the Company's peers. Representatives of UBS also indicated that UBS had received an indication of interest from a potential strategic acquirer on December 5, 2008. The Committee authorized UBS to invite such potential strategic acquirer to participate in the sale process.

        On December 8, 2008, in accordance with the Company's directives, UBS delivered to each of the potential private equity and strategic acquirers approved by the PDGI Board, including JLL, a written invitation to submit a written, preliminary, non-binding indication of value, including, among other things, a description of each party's proposed transaction structure, purchase price and form of consideration, as well as descriptions of each party's timing and due diligence requirements. The letter requested a written indication by December 16, 2008.

        On December 10, 2008, the Committee met telephonically with PDGI senior management, UBS, Latham and Morgan Lewis. UBS updated the Committee on discussions with the Majority Noteholders. There was then a discussion regarding the potential that a sale or merger would provide more value to the Company's stockholders than the Exchange Offer.

        On December 14, 2008, the Committee met telephonically with PDGI senior management, UBS, Latham and Morgan Lewis. UBS updated the Committee on discussions with the Objecting Noteholder regarding proposed revisions to the Exchange Offer, including a term sheet containing proposed revised Exchange Offer terms received from the Objecting Noteholder. The proposed revised terms included: (i) a broad first lien on all assets, which would preclude the Company from obtaining a future credit facility; (ii) a conversion price of $2.50 per Share for the new notes; (iii) a conversion price of $0.75 per Share for the preferred stock; (iv) full ratchet anti-dilution protection for any future issuances of Shares below the $0.75 conversion price; (v) special approval rights for "any material operational, strategic or financial actions"; and (vi) a liquidation preference equal to the greater of 120% of the face amount of the preferred stock and the new notes, or the value of the preferred stock and the new notes on an as-converted basis. The proposed terms also included a $7,000,000 premium (or 105% of par) because the Company would issue cash and new notes equal to approximately $151,000,000 in exchange for the $143,750,000 of Notes currently outstanding. The Committee authorized Morgan Lewis to negotiate the term sheet received from the Objecting Noteholder and to coordinate with UBS to deliver revised terms to the Objecting Noteholder.

        On December 16, 2008, the Objecting Noteholder, on behalf of the Majority Noteholders, proposed additional revised terms to the Exchange Offer. The proposed revised terms included: (i) a broad first lien on all assets; (ii) convertible notes with a 10% coupon and a conversion price of $2.50 per Share; (iii) the convertible notes would be redeemable in six months at 105% of par; (iv) preferred stock with an 8% dividend payable in cash or in Shares at 90% of the market value of such Shares, and a conversion price of $0.75 per Share; (v) full ratchet anti-dilution protection for any future issuances of Shares below the $0.75 conversion price; (vi) special approval rights for "any material operational, strategic or financial actions"; and (vii) a liquidation preference equal to the greater of 120% of the face amount of the preferred stock and the notes, or the value that the holders of the preferred stock and the new notes would receive upon a change of control on an as converted to Shares basis.

        In addition, on December 16, 2008, the Committee met telephonically with PDGI senior management, UBS, Latham and Morgan Lewis. UBS summarized the non-binding indications of interest received in connection with the sale process. Representatives of UBS reported that twelve potential acquirers had been contacted, nine management presentations had been held since November 26, 2008, and six indications of initial interest had been received, five of which were from private equity investors. The initial bids ranged from $1.75 per Share to $4.50 per Share (with Firm A not providing a range of pricing information).

        The written indications received on December 16, 2008 included a proposal by JLL to pursue three potential transaction structures:

  •
  a purchase, for cash consideration of $100 million, of newly issued Shares at a price per Share of $1.75 – $2.50;

  •
  a purchase of the approximately 20 million outstanding Shares at a price per Share of $1.75 – $2.50 pursuant to a merger or other business combination; or

  •
  a purchase, for cash consideration of $80 million, of newly issued Shares at a price per Share of $1.75 – $2.50, along with a rights offering to existing PDGI stockholders (which would be backstopped by JLL) to purchase newly issued Shares at a price per Share of $1.75 – $2.00 for aggregate consideration equal to $20 million.

        After discussion with UBS regarding the financial terms of the indications of interest, the Committee decided to discuss these indications of interest in more detail and to determine which parties to continue discussions with at the meeting of the PDGI Board scheduled for December 17, 2008. UBS then provided an update on the negotiations with the Majority Noteholders relating to amending the terms of the Exchange Offer. The most recent proposal from the Objecting Noteholder proposed revised terms for the Exchange Offer, including:

  •
  a two-step process that would require signing a definitive agreement and initially issuing non-convertible securities upon signing at 105% of par such that noteholders would receive an additional $7,000,000 of value before stockholder approval, with the securities becoming convertible in a second step only upon stockholder approval;

  •
  the initial securities would contain significant covenants and provisions prior to obtaining stockholder approval, including a short-term maturity which would occur prior to the August 15, 2009 put date of the Notes if stockholder approval was not obtained; and

  •
  a liquidation preference equal to the greater of 120% of the face amount of the preferred stock and the notes, or the value that the holders of the preferred stock and the new notes would receive on an as converted to Shares basis to be paid to the Majority Noteholders if there was a change of control of the Company.

        The Committee discussed the proposed revised terms with its legal and financial advisors. Representatives of UBS reported that the Objecting Noteholder had conveyed its view that the

Exchange Offer set a floor price, providing stability for the Company, for which such Objecting Noteholder deserved a significant premium, including a significant portion of any upside in the event of a change of control. The Committee determined that the revised terms proposed by the Objecting Noteholder were unacceptable, but authorized UBS to continue negotiations with the Objecting Noteholder.

        The PDGI Board met with PDGI senior management, UBS, Latham and Morgan Lewis on December 17, 2008. The meeting began with counsel reviewing with the PDGI Board its fiduciary duties and responsibilities under the circumstances. UBS then discussed the status of the sale process and preliminary indications of interest received from certain bidders. Based on the preliminary indications received, the PDGI Board decided to move forward to the next round of bidding in which: (i) all six bidders that submitted an indication of interest were invited to move forward to the next round, (ii) an electronic data room would be made available on December 22, 2008 and the bidders would conduct due diligence until the final bids were due, and (iii) best and final bids would be due on January 28, 2009. UBS then reviewed the status of negotiations with the Majority Noteholders, including the Objecting Noteholder. UBS indicated that, despite negotiations with the Objecting Noteholder for several days, the Objecting Noteholder had not agreed to alter its original proposal in any material respect and, during the course of those negotiations, the Objecting Noteholder had not indicated that it would significantly change its position. UBS reviewed the terms proposed by the Objecting Noteholder as discussed in the Committee meeting on December 16, 2008 which would entitle the Majority Noteholders to a significant portion of the sale proceeds in the event the Company completed the sale process following the Exchange Offer. After discussion based on the above factors, the PDGI Board decided to terminate the Exchange Offer.

        On December 18, 2008, the Company announced that (i) the Majority Noteholders indicated their intention not to participate in the Exchange Offer under the current publicly disclosed terms, and as a result, the Exchange Offer would terminate at its expiration time and date of 11:59 p.m. on December 18, 2008 and (ii) the Company was working with UBS to pursue strategic alternatives, including the potential sale of the Company and the exploration of alternatives to retire the Notes.

        From the period of December 22, 2008 through January 28, 2009, the six bidders invited to the next round of bidding conducted due diligence investigations of the Company. JLL was among this group of bidders, and during December 2008 and January 2009, JLL conducted a due diligence review of PDGI.

        On January 7, 2009, representatives of JLL met with PDGI senior management in PDGI's Princeton, NJ offices.

        On January 9, 2009, the Committee met telephonically with PDGI senior management, UBS, Latham and Morgan Lewis to discuss, among other things, the progress of the sale process for the Company and the draft merger agreement. UBS indicated that there were five active participants in the sale process engaged in due diligence. The sixth participant, Firm A, chose not to participate in the next round of the sale process. UBS also reported that an unsolicited proposal had been submitted by a potential investor for a $90 million debt facility that could be used to repay the Notes. The proposed terms would leave $5 million of cash on the Company's balance sheet and included a high rate of interest and the issuance of warrants that would be highly dilutive to existing stockholders. There was discussion regarding whether this potential investor was financially able to fund the proposed transaction. The Committee determined that such proposal was not in the best interests of the Company and its stockholders and that the Company should not pursue discussions with the potential investor although the potential investor could be invited to discuss providing financing to the bidders. UBS then reported that a significant noteholder ("Noteholder A") had submitted a term sheet setting forth general terms for a majority investment in the Company. These terms provided significantly less value to the Company's stockholders than the current bids received in connection with the sale process. Nevertheless, the Committee instructed UBS to invite Noteholder A to fully participate in the sale process. In addition, UBS reported that it had received unsolicited calls from two potential strategic partners which were invited to submit bids for the acquisition of the Company. Such parties, however, ultimately declined to submit bids. Latham then provided a presentation to the Committee on the two-step merger process and summarized the draft merger agreement that was to be provided to bidders. The Committee reaffirmed that all bidders would be asked to submit definitive offers on January 28, 2009, including any comments to the form merger agreement.

        On January 12 and January 13, 2008, in accordance with the Company's directives, UBS delivered to each of the potential private equity and strategic acquirers approved by the PDGI Board, including JLL, a written invitation to submit a "best and final" offer either to acquire 100% of PDGI or to make an "alternative investment" in PDGI. The letter requested a written offer by January 28, 2009.

        On January 14, 2009, representatives of JLL met with Mr. McMullen in JLL's New York offices; and on January 21, 2009 representatives of JLL conducted site visits to PDGI's Quebec City and Montreal facilities.

        After the Company's receipt of proposals, during the night of January 29, 2009 and in the early morning of January 30, 2009, representatives of UBS informed representatives of the Company that UBS' preliminary view (without having completed all reviews within UBS) was that, based on then current proposals submitted to the Company and the projections provided to UBS by the Company, UBS' financial analysis, which was based primarily on a preliminary discounted cash flow model, would not support the rendering by UBS of an opinion to the effect that the consideration proposed to be received by the holders of Shares was fair, from a financial point of view, to such holders. Representatives of UBS indicated to representatives of the Company that such preliminary view did not address any decision by the PDGI Board to effect a transaction that might be made in light of, among other things, the PDGI Board's business judgment that, due to short-term liquidity and market conditions, the alternatives to a sale transaction under consideration by the Company were less attractive to the stockholders than a sale of the Company at $4.00 per Share (which was the highest bid received on January 28, 2009). Representatives of UBS shared the same information with the PDGI Board at the PDGI Board meeting on January 30, 2009 discussed below.

        On January 30, 2009, the PDGI Board met with PDGI senior management, UBS, Morgan Lewis and Latham. There was review and discussion of the proposals received. On January 30, 2009, JLL submitted alternative bids either to: (1) invest $150 million in the Company through the purchase of a newly created Class B common stock of the Company at a price of $4.00 per share, for net proceeds of $100 million, and loan the Company $50 million in the form of a senior unsecured note with a 10% interest rate escalating to 12% after two years and a 4.5 year bullet maturity, coupled with a tender offer for 25% of the Company's outstanding Shares at a price of $4.00 per Share net to the seller in cash, or (2) acquire all of the issued and outstanding Shares of the Company for $4.00 per Share in cash by means of a merger or similar transaction. The first alternative would have resulted in JLL owning between 56% and 67% of the Company's outstanding capital stock depending upon the stockholders' participation in the partial tender offer. JLL's offer requested an additional week to conduct due diligence and contained a requirement that the Company enter into an exclusivity agreement permitting the Company to negotiate only with JLL for that one-week period. Three additional potential private equity partners, including Noteholder A, also had submitted final bids (each an "Other Private Equity Bidder"). The first Other Private Equity Bidder submitted a bid to acquire all outstanding Shares of the Company for $3.05 per Share, which was not subject to further due diligence. The second Other Private Equity Bidder submitted a bid to acquire all outstanding Shares of the Company for $2.00 per Share. The second Other Private Equity Bidder indicated that it had not completed its due diligence of the Company, requested an additional two weeks to conduct due diligence and provided only preliminary comments to the form merger agreement, which included the proposed addition of a number of material conditions to closing. Noteholder A submitted a bid to purchase newly issued preferred stock and warrants to extinguish the Notes. Latham updated the PDGI

Board on the differences between the timing for a tender offer, a merger and certain other types of investments in the Company. The PDGI Board discussed the different terms of each proposed transaction and reviewed the bids. UBS discussed with the PDGI Board financial aspects of the proposals received, including the highly dilutive nature of Noteholder A's proposal and the potential for higher value to the Company's current stockholders of a cash acquisition of all outstanding Shares by JLL relative to the alternative Class B common stock investment and partial tender offer at the same price. The decision to move forward with an all cash tender offer was premised on the view that the remaining outstanding Shares after the JLL alternative investment transaction would not likely trade at prices in excess of $4.00 per Share based on the financial metrics provided to the PDGI Board. After further discussion, the PDGI Board decided to request best and final offers from JLL and the first Other Private Equity Bidder, which had submitted the two highest bids, for the acquisition of all outstanding Shares of the Company. The Company's representatives informed JLL and the first Other Private Equity Bidder that best and final bids would be due on Friday February 6, 2009.

        During the evening of Friday, January 30, 2009, however, JLL and the first Other Private Equity Bidder each indicated that it was eager to execute a merger agreement as soon as possible and believed this could be accomplished as early as Monday, February 2, 2009. JLL waived the request for an additional week to conduct due diligence and the requirement that the Company enter into an exclusivity agreement with JLL. As a result, the Company, with the assistance of Latham and Morgan Lewis, began simultaneously negotiating merger agreement terms with each bidder over the weekend.

        On January 31, 2009, the first Other Private Equity Bidder submitted a revised bid to acquire all outstanding Shares of the Company for $4.30 per Share. On February 1, 2009, the PDGI Board met telephonically with management, UBS, Morgan Lewis and Latham. UBS reviewed financial aspects of the recent bids received from JLL and the first Other Private Equity Bidder. Counsel reviewed the status of the negotiations of the draft merger agreement with JLL and the first Other Private Equity Bidder. After UBS left the meeting, the PDGI Board and management discussed recent conversations with other investment banks to obtain an "in light of the alternatives" opinion, in view of the fact that UBS had previously indicated that it would not undertake to render an "in light of the alternatives" opinion. In such an opinion, a financial advisor will reach the conclusion that the consideration to be received by stockholders, while not necessarily fair to stockholders from a financial point of view based on traditional valuation metrics, is fair given the exigent circumstances facing the Company and the fact that no superior alternative transaction is available. However, after discussing the fairness of the sale process to date, the time available to another investment bank to conduct a proper analysis, and the risk of losing bidders through delay, the PDGI Board determined to move forward without receiving a fairness opinion or an "in light of the alternatives" opinion.

        The PDGI Board decided to set the deadline for final bids on the evening of February 1, 2009. After three rounds of bidding, on Sunday evening February 1, 2009, both JLL and the first Other Private Equity Bidder proposed a bid of $4.60 per Share. In accordance with the Company's directives, UBS then contacted both bidders to inform them that any adjustments to their bids be made prior to a meeting of the PDGI Board scheduled for the following day since it was the PDGI Board's desire to select, at that meeting, a single bidder with which to pursue a transaction.

        On Monday, February 2, 2009, the PDGI Board met to discuss the proposed bids received on Sunday evening. Immediately prior to the PDGI Board meeting, JLL submitted a final bid for $5.00 per Share. The first Other Private Equity Bidder sent in a letter stating that it needed more time to discuss with its investment committee, but orally indicated to UBS that it would only increase its bid by $0.10 to $0.15 per Share, or an aggregate of $4.70 to $4.75 per Share. In response to questions from the PDGI Board, representatives of UBS informed the PDGI Board that, for the reasons previously indicated, UBS' financial analysis, based primarily on a preliminary discounted cash flow model, would not support the rendering by UBS of an opinion to the effect that the $5.00 per Share consideration proposed to be received by the holders of Shares was fair, from a financial point of view, to such holders. The PDGI Board discussed the terms of the two proposals with PDGI senior management, UBS, Latham and Morgan Lewis. After discussing in detail the risks of potentially extending the process further, including the risk of one of the bidders withdrawing from the sale process, any potential material changes in the Company's business and the unlikelihood of an increase in the price per Share beyond $5.00, the PDGI Board decided to move forward with the Offer and the Merger with JLL and approved the Merger Agreement with JLL substantially in the form presented to the PDGI Board by counsel. The PDGI Board authorized management to finalize the Merger Agreement as long as there were no material changes.

        On February 3, 2009, the Company and JLL executed the Merger Agreement, and the Company and JLL issued a press release announcing the execution of the Merger Agreement and related transactions.

  Reasons for the Recommendation

        In evaluating the Offer and the Merger, the PDGI Board consulted with the Company's senior management, the PDGI Board's outside legal advisor, Latham, the Company's outside legal advisor, Morgan Lewis, and the Company's financial advisor, UBS, and, in the course of reaching its determinations to approve the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby and to recommend that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer, the PDGI Board considered numerous factors, including the following material factors and benefits of the Offer and the Merger, each of which the PDGI Board believed supported its determinations:

The PDGI Board considered certain factors and benefits, including:

  •
  the $5.00 per Share price to be paid in cash for each Share tendered in the Offer and each Share outstanding as of the Merger, which represents a 273% premium over the closing price of the Shares on February 2, 2009, the last trading day before the Company signed the Merger Agreement, and a 334% premium over the average closing price of the Shares over the 30 trading days ended on February 2, 2009;

  •
  the PDGI Board's belief that $5.00 per Share in cash to be received by the Company's stockholders in the Offer and the Merger represented the best price available in the sale process;

  •
  that, with the assistance of the PDGI senior management, UBS, Latham and Morgan Lewis, the PDGI Board had used all reasonable efforts to identify, pursue and evaluate a broad range of potential strategic alternatives, including (i) selling the Company to a third party, (ii) refinancing the Notes, (iii) exchanging the Notes for new debt securities and cash proceeds from new preferred stock or other equity offerings, (iv) exchanging the Notes for new notes, and (v) refinancing the Notes with cash raised from a new equity offering;

  •
  that the Company had conducted, with the assistance of UBS, a thorough market check during the sale process, and also publicly announced that the Company was pursuing a strategic alternative process on December 18, 2008 thereby placing all potential acquirers or strategic partners on notice of a pending sale;

  •
  the PDGI Board's discussions with UBS at the board meetings on December 16, 2008, December 17, 2008, January 30, 2009 and February 2, 2009 regarding financial aspects of the proposals received in the sale process;

  •
  the PDGI Board's belief, based on the Company's capital structure, the extreme volatility of, and the deterioration in, international and national economic conditions, and the equity and credit markets and discussions with the Company's lenders and noteholders, that (A)(1) in the absence of a sale transaction or other restructuring of the Notes, its lenders would not agree to further amendments or waivers to the credit agreement and the Company's credit facility would expire on February 15, 2009, (2) the Company's inability to refinance the Notes by February 1, 2009 would result in an acceleration of the maturity date of the Credit Facility, (3) if the Company were to refinance the Notes on the terms discussed above in the "Background" section, the effect of such a refinancing would be extremely dilutive to existing stockholders and (4) the holders of the Notes could require the Company to repurchase the Notes on or after August 15, 2009 (at which time the Company would not have access to sufficient cash to repurchase such Notes) and (B) as a result of the foregoing issues, the Company's clients continued to be concerned about the Company's balance sheet and continued viability;

  •
  that the Company currently did not have the funds to repurchase the Notes and most likely would not have been able to raise sufficient capital by the August 15, 2009 put date;

  •
  that, during the period from October 2008 to December 2008, the Company attempted to complete the Exchange Offer, however, such Exchange Offer failed;

  •
  that, during the period from August 2008 to September 2008, the Company actively sought to commence a shelf offering to raise capital, however, such attempts failed due to market conditions and the Company's revised guidance announced on September 11, 2008;

  •
  that if a definitive plan was not in place by the filing of the Company's Annual Report on Form 10-K for the year ended December 31, 2008 scheduled to be filed on or about March 16, 2009, the Company would be issued a going concern opinion by its auditors if nothing was done to address the Notes by such time;

  •
  that the Company's clients had become increasingly concerned about the Company's capital position as the Company's August 15, 2009 repayment obligations under the Notes grew closer, and as a result, clients either did not award new business to the Company, or canceled or threatened to cancel pending contracts;

  •
  the PDGI Board's belief that each of the possible strategic alternatives to the Offer and the Merger that had been evaluated would be less favorable to the Company's stockholders;

  •
  the timing of the Offer in relation to the prevailing market conditions;

  •
  that the form of consideration to be paid to holders of Shares in the Offer and the Merger is cash, which will provide certainty of value and liquidity to the Company's stockholders;

  •
  the current and historical financial condition, results of operations, business and prospects of the Company, as well as the Company's financial plan and prospects if it were to remain an independent public company. The PDGI Board discussed the Company's current financial plan, working capital, and cash position, including the risks associated with achieving and executing upon the Company's business plan in light of the Company's outstanding indebtedness, as well as the general risks of market conditions that could further reduce the Company's stock price. The PDGI Board considered that the holders of Shares would continue to be subject to the risks and uncertainties of the Company's financial plan, and prospects, all in an unstable economic environment, unless the Shares were acquired for cash;

  •
  the potential impact of high leverage and dilution to existing stockholders from attempting to refinance the Notes;

  •
  its belief that the Offer could be completed relatively quickly and in an orderly manner;

  •
  the terms and conditions of the Offer and the Merger Agreement, including the parties' representations, warranties and covenants, the conditions to their respective obligations, the specified limited ability of the parties to terminate the Merger Agreement and the fact that (1) neither the Offer nor the Merger is subject to a financing condition, (2) the conditions to the

    Offer are specific and limited, and a majority are not within the control or discretion of JLL and, in the PDGI Board's judgment, are likely to be satisfied, and (3) subject to compliance with the terms and conditions of the Merger Agreement, the Company is permitted, under certain circumstances, to terminate the Merger Agreement at any time following the 30th business day following the commencement of the Offer in order to approve an alternative transaction proposed by a third party that is a Superior Proposal (as defined in the Merger Agreement) upon the payment to Parent of a $6,000,000 termination fee plus expenses of up to $3,000,000, and its belief, after consulting with Latham and Morgan Lewis, that such termination fee was reasonable in the context of break-up fees that were payable in other comparable transactions;

  •
  JLL's financial condition and its ability to complete the Offer and the Merger;

  •
  that the Company is a third-party beneficiary with the right to specific performance under the equity commitment letter;

  •
  the two-step structure of the transaction, which would enable stockholders to receive the cash Offer Price pursuant to the Offer in a relatively short time frame, followed by the second-step Merger in which stockholders who do not tender their Shares in the Offer will receive the same cash price as is paid in the Offer;

  •
  the likelihood and anticipated timing of completing the Offer, in light of the scope of the conditions to completion; and

  •
  the availability of statutory appraisal rights under Delaware law in the second-step Merger for stockholders who do not tender their Shares in the Offer and do not vote their Shares in favor of adoption of the Merger Agreement (and who otherwise comply with the statutory requirements of Delaware law), and who believe that exercising such rights would yield them a greater per Share amount than the Offer Price, while simultaneously avoiding delays in the transaction so that other stockholders of the Company will be able to receive the Offer Price for their Shares in the Offer and Merger.

        In the course of its deliberations, the PDGI Board also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement and consummating the Offer and the Merger, including:

  •
  the fact that representatives of UBS informed the PDGI Board that UBS' preliminary view (without having completed all reviews within UBS) was that, based on the projections provided to UBS by the Company, UBS' financial analysis, based primarily on a preliminary discounted cash flow model, would not support the rendering by UBS of an opinion to the effect that the $5.00 per Share consideration proposed to be received by the holders of Shares was fair, from a financial point of view, to such holders;

  •
  the effect of the public announcement of the Merger Agreement, including effects on the Company's sales, operating results and stock price;

  •
  the restriction that the Merger Agreement imposes on soliciting competing proposals;

  •
  the restriction that the Merger Agreement imposes on terminating the Merger Agreement to pursue a Superior Proposal for 30 business days after the commencement of the Offer;

  •
  the fact that the Company must pay Parent a termination fee of $6,000,000 plus expenses of up to $3,000,000 if the Company terminates the Merger Agreement in certain circumstances;

  •
  the possibility that the termination fee and expense reimbursement payable by the Company to Parent may discourage other bidders and, if the Merger Agreement is terminated, affect the Company's ability to engage in another transaction for up to 12 months following the termination date should the Offer not be completed;

  •
  the risk that the Offer may not receive the requisite tenders from the Company's stockholders and therefore may not be consummated;

  •
  the risks and costs to the Company if the transaction does not close, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and client relationships;

  •
  the restrictions on the conduct of the Company's business prior to the completion of the transaction, requiring the Company to conduct its business in the ordinary course of business, and to use its commercially reasonable efforts to preserve intact its business organization and its business relationships, subject to specific limitations, which may delay or prevent the Company from undertaking business opportunities that may arise pending completion of the Offer and the Merger;

  •
  the fact that the Company's executive officers and directors may have interests in the transaction that are different from, or in addition to, those of the Company's other stockholders; and

  •
  the fact that the all-cash consideration would be a taxable transaction to the holders of Shares that are U.S. persons for U.S. federal income tax purposes.

        The foregoing discussion of the factors considered by the PDGI Board is intended to be a summary, and is not intended to be exhaustive, but does set forth the principal factors considered by the PDGI Board. After considering these factors, the PDGI Board concluded that the positive factors relating to the Merger Agreement, the Offer and the Merger substantially outweighed the potential negative factors. The PDGI Board collectively reached the conclusion to approve the Merger Agreement and the related transactions in light of the various factors described above and other factors that the members of the PDGI Board believed were appropriate. In view of the wide variety of factors considered by the PDGI Board in connection with its evaluation of the Merger Agreement, the Offer, the Merger and the related transactions and the complexity of these matters, the PDGI Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Rather, the PDGI Board made its recommendation based on the totality of information presented to and the investigation conducted by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

        For the reasons described here, the PDGI Board recommends that the Company's stockholders accept the Offer and tender their Shares to the Purchaser in the Offer.

(c)    Intent to Tender

        To the knowledge of the Company, after reasonable inquiry, all of the Company's executive officers and directors currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by them pursuant to the Offer other than Shares, if any, that such person may have an unexercised right to purchase by exercising options (for a description of the treatment of options and restricted stock units in connection with the Offer and Merger Agreement, see Item 3) and, if necessary, to vote such Shares in favor of the Merger. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 5.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

        The Company engaged UBS to act as the Company's financial advisor in connection with the Offer and the Merger. Under the terms of the UBS engagement, the Company agreed to pay UBS a customary fee for its financial advisory services, a portion of which was payable in connection with the execution of the Merger Agreement and a significant portion of which is contingent upon consummation of the Offer. In addition, the Company agreed to reimburse UBS for its reasonable expenses, including fees, disbursements and other charges of counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement. In the past, UBS has provided services to the Company unrelated to the Offer and the Merger, including having acted as the Company's financial advisor in connection with a potential acquisition and dealer manager in connection with the Exchange Offer.

        Neither PDGI nor any other person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to PDGI's stockholders on its behalf in connection with the Offer or the other transactions contemplated by the Merger Agreement.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        Other than set forth below, no transactions in the Common Stock have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company:

        During each year, the Company's named executive officers' receive grants of Restricted Stock Units which vest over time. On December 31, 2008, certain of these Restricted Stock Units vested. On March 4, 2009, 11,431 Restricted Stock Units will vest and the remaining 75,804 Restricted Stock Units will vest upon consummation of the Offer.

        In addition, Restricted Stock Units are issued to each non-employee director upon election at each annual meeting. The grants, valued at $125,000 based on the price of our Common Stock on the date of grant, vest over the length of the elected service term of one year, one half on December 31 and one half at the earlier of the next annual meeting or June 30 provided the individual remains a member of the PDGI Board on such dates. The remaining 24,875 Restricted Stock Units will vest upon consummation of the deal.

        The Chairman of the Board is also compensated for such service by an additional $62,500 worth of Restricted Stock Units, based upon our stock price on the date of grant, upon his election at each annual meeting.

ITEM 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        (a)   Except as set forth in this Schedule, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person.

        (b)   Except as set forth in this Schedule, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        We have $143,750,000 of outstanding convertible notes issued pursuant to an Indenture (the "Indenture"), dated August 11, 2004, between SFBC International, Inc. and U.S. Bank National Association (f/k/a Wachovia Bank, N.A.). Upon the Effective Date of the Merger, the right to convert the Notes into Shares (as more fully described in the Indenture) changes into a right to convert the

Note into the kind and amount of cash, securities or other property which a holder of such Note would have received if such holder had converted such Note immediately prior to the Effective Time of the Merger. Upon a Fundamental Change (as defined in the Indenture) or on August 15, 2009, the holders may require us or our successor in interest to repurchase all or portion of the outstanding Notes for cash. The repurchase price would be equal to 100% of the principal amount of Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the repurchase date.

        (c)   Except as set forth in this Schedule, there are no transactions, PDGI Board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

ITEM 8.    ADDITIONAL INFORMATION

Top-Up Option

        Pursuant to the terms of the Merger Agreement, PDGI has granted the Purchaser an irrevocable option (the "Top-Up Option") to purchase from PDGI, at a price per share equal to the Offer Price, the number of newly-issued Shares (the "Top-Up Shares") equal to the lesser of (i) the number of Shares that, when added to the number of Shares owned by Parent or Purchaser at the time of exercise of the Top-Up Option, constitutes at least one Share more than 90% of the Shares then-outstanding on a fully diluted basis or (ii) the aggregate number of Shares that PDGI is authorized to issue under its Certificate of Incorporation, but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option. The Top-Up Option is exercisable only once. To exercise the Top-Up Option, Purchaser or Parent must give notice of their election to exercise the Top-Up Option prior to the fifth business day after the later of the expiration date of the Offer or the expiration date of any subsequent offering period. The Purchaser may pay the Company the purchase price either entirely in cash or, at its election, by paying in cash an amount equal to not less than the aggregate par value of the Top-Up Shares and executing and delivering to PDGI a promissory note having a principal amount equal to the balance of the aggregate purchase price pursuant to the Top-Up Option less the amount paid in cash. Any such promissory note will bear interest at the rate of 3% per annum, and will mature not later than the fifth anniversary of the date of execution and delivery of such promissory note and may be prepaid without premium or penalty, in whole or in part. Parent or Purchaser may exercise the Top-Up Option, in whole or in part, at any time at or after the Acceptance Time and prior to the earlier of (x) the Effective Time and (y) the termination of the Merger Agreement, provided, however, that the Top-Up Option is not exercisable unless, immediately after the exercise of the Top-Up Option and the issuance of Shares pursuant thereto, Parent and Purchaser will collectively hold at least 90% of the Shares then-outstanding (assuming the issuance of Shares pursuant to the Top-Up Option). The obligation of PDGI to issue Shares in connection with the exercise of the Top-Up Option is subject to the conditions that (a) no provision of any applicable law and no judgment, injunction, order or decree shall prohibit the exercise of the Top-Up Option or the delivery of the Shares in respect of such exercise; (b) upon exercise of the Top-Up Option, the number of Shares held of record by Parent and the Purchaser constitutes at least one (1) Shares more than ninety percent (90%) of the number of Shares that shall be outstanding immediately after the issuance of the Top-Up Shares; and (c) Parent or Purchaser has accepted for payment and paid for all Shares validly tendered and not withdrawn in the Offer. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Parent and the Purchaser to effect a "short-form" merger pursuant to applicable Delaware law at a time when the approval of the Merger at a meeting of PDGI's stockholders would be assured because their ownership would represent at least a majority of the voting power of all Shares entitled to vote at such a meeting and required to consummate the Merger.

Anti-Takeover Statutes and Provisions

        PDGI is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an "interested stockholder" (generally a person who beneficially owns 15% or more of a corporation's outstanding voting stock, or an affiliate or associate thereof) from engaging in a "business combination" (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. The PDGI Board has taken all necessary action such that the restrictions on business combinations contained in Section 203 of the DGCL do not apply to the Merger Agreement, the Offer and the Merger and the other transactions contemplated by the Merger Agreement.

        A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, in Grand Metropolitan PLC v. Butterworth, a U.S. federal district court in Florida held that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

        PDGI, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted anti-takeover laws. Should any person seek to apply any state anti-takeover law, PDGI and Parent will, and are required by the Merger Agreement to, grant such approvals and take such actions as are reasonably necessary to consummate the Offer, the Merger or the transactions contemplated by the Merger Agreement as promptly as practicable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that the anti-takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, the Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, the Purchaser may not be obligated to accept for payment any Shares tendered.

Appraisal Rights

        No appraisal rights are available to Company stockholders in connection with the Offer. However, if the Merger is consummated, a stockholder of the Company who has not tendered his or her Shares in the Offer will have rights under Section 262 of the DGCL to dissent from the Merger and demand appraisal of, and obtain payment in cash for the "fair value" of, that stockholder's Shares. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (immediately prior to the Effective Time) required to be paid in cash to dissenting stockholders of the Company for their Shares. Any such judicial determination of the fair value of the Shares would not necessarily include any element of value arising from the accomplishment or expectation of the Merger and could be based upon considerations other than, or in addition to, the Merger Consideration and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price or the Merger Consideration. The Company's stockholders should be aware that investment banking opinions as to the fairness from a financial point of view of the consideration payable in a merger are not opinions as to, and do not in any manner address, fair value under Section 262 of the DGCL. Similarly, the absence of such an opinion does not necessarily suggest that the intrinsic value of the Shares is greater than the Offer Price. If any Company stockholder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal and payment under the DGCL, such holder's Shares will thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, in accordance with the Merger Agreement. A Company stockholder may withdraw his or her demand for appraisal by delivery to Parent of a written withdrawal of his or her demand for appraisal.

        Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Short-Form Merger

        Section 253 of the DGCL provides that, if a parent corporation owns at least 90% of each class of stock of a subsidiary, the parent corporation can effect a short-form merger with that subsidiary without the action of the other stockholders of either entity. Accordingly, pursuant to the Merger Agreement, in the event that, following completion of the Offer, the Purchaser owns at least 90% of the outstanding Shares on a fully diluted basis, including Shares acquired in any subsequent offering period, through the exercise of the Top-Up Option or otherwise, the Purchaser, Parent and PDGI will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without the approval of PDGI's stockholders, in accordance with Section 253 of the DGCL.

Stockholders' Meeting

        If approval of PDGI's stockholders is required under law in order to consummate the Merger (i.e., in the event that Purchaser does not own at least 90% of the outstanding Shares and is thereby unable to consummate a short-form merger pursuant to Section 253 of the DGCL), PDGI will, as promptly as practicable following the later of the Acceptance Time or the expiration of any subsequent offering period provided in accordance with Rule 14d-11 promulgated under the Exchange Act, establish a record date for, call, give notice of, convene and hold a stockholders meeting for the purpose of obtaining the affirmative vote in favor of the adoption of the Merger Agreement by the holders of a majority of the voting power of the outstanding Shares entitled to vote at such meeting, voting together as a single class (a "Majority Vote"). If, following the purchase of Shares by Purchaser pursuant to the Offer, during any subsequent offering period, or otherwise, Purchaser owns outstanding Shares representing a Majority Vote, Purchaser will be able to approve the Merger without the affirmative vote of any other stockholders. In addition, the written consent of Purchaser will be required to adjourn or postpone the stockholders meeting to be held to consider adoption of the Merger Agreement.

Section 14(f) Information Statement

        The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the PDGI Board, other than at a meeting of the Company's stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Regulatory Approvals

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules that have been promulgated thereunder (the "HSR Act"), and the related rules and regulations that have been issued by the Federal Trade Commission (the "FTC"), certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material ("Premerger Notification and Report Forms") have been furnished to the FTC and Antitrust Division of the Department of Justice (the "Antitrust Division") and certain required waiting periods have expired or been terminated.

        It is a condition to the Purchaser's obligation to accept for payment and pay for the Shares tendered pursuant to the Offer that the waiting period (and any extension thereof) applicable to the purchase of Shares pursuant to the Offer under the HSR Act has expired or been terminated. Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If within the 15 calendar day waiting period either the FTC or the Antitrust Division were to issue a request for additional documentary material or information (a "Second Request"), the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminated the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the Acceptance Time could be extended by court order or with consent of the parties. In practice, complying with a Second Request can take a significant period of time. If the HSR Act waiting period expired or was terminated, completion of the Merger would not require an additional filing under the HSR Act so long as the Purchaser acquires more that 50% of the outstanding Shares within one year after the HSR Act waiting period applicable to the Offer expires or terminates.

        Premerger Notification and Report Forms were filed in connection with the Offer on February 9, 2009. Absent a Second Request, the 15-day waiting period will expire on February 24, 2009.

        The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Parent's proposed acquisition of PDGI. At any time before or after the purchase of Shares by the Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of PDGI or any of its respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances.

        The foregoing is qualified in its entirety by reference to the Offer to Purchase, filed herewith as Exhibit (a)(1)(A) and is incorporated herein by reference in its entirety and the Merger Agreement, filed herewith as Exhibit (e)(1) and incorporated by reference in its entirety.

Other Foreign Laws

        PDGI does not believe that any foreign regulatory approvals are required in connection with the consummation of the Offer or the Merger.

Litigation

        On February 6, 2009, Richard Mendez, a purported stockholder of PDGI, filed a putative class action complaint in the Superior Court of New Jersey, Chancery Division, Mercer County on behalf of himself and all other similarly situated stockholders of the Company against the PDGI Board, PDGI, Parent and Purchaser alleging breaches of fiduciary duty and aiding and abetting breaches of fiduciary duty in connection with the Merger. Among other things, the complaint alleges that the proposed transactions contemplated in the Merger Agreement were the result of an unfair process, that PDGI is being sold at an unfair price, that certain provisions of the Merger Agreement impermissibly operate to preclude competing bidders, and the defendants engaged in self-dealing. Among other things, the plaintiff seeks an order enjoining defendants from proceeding with the Merger Agreement.

        On February 10, 2009, Cynthia Kancler, a purported stockholder of PDGI, filed a putative class action complaint in the Superior Court of New Jersey, Chancery Division, Mercer County on behalf of herself and all other similarly situated stockholders of the Company against the PDGI Board and PDGI alleging breaches of fiduciary duty in connection with the Merger. Among other things, the complaint alleges that the proposed transactions contemplated in the Merger Agreement were the result of a flawed process, that PDGI is being sold at an inadequate price, and that certain provisions of the Merger Agreement are unlawful. Among other things, the plaintiff seeks an order enjoining defendants from proceeding with the Merger Agreement, an order enjoining defendants from consummating any business combination with a third party and an order directing the individual defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of PDGI's shareholders.

        While the lawsuits are at a preliminary stage, the Company believes that their claims are without merit, and intends to vigorously defend them.

Projected Financial Information

        In connection with Parent's due diligence, the Company provided certain projected and budgeted financial information concerning the Company to Parent. The Company's internal financial forecasts (upon which the projections provided to Parent were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects, and, thus, susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

        The projections reflect numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company, including but not limited to meeting certain sales performance criteria and implementing certain cost saving initiatives. The Company adopted the projections as its most realistic estimate of the Company's future financial performance. Important factors that may affect actual results and result in projected results not being achieved include, but are not limited to, fluctuations in demand for the Company's services; change in customer budgets; client contract cancellations and postponements of client clinical trials; failure of the Company to retain, recruit and hire key management, sales and technical personnel; inability to achieve cost saving initiatives; the failure to adequately enable the sales force to achieve certain sales performance objectives; the impact of the current economic environment; the impact of our indebtedness on our financial condition or results of operations and the terms of our outstanding indebtedness limiting our activities; the impact of the investigation by the Securities and Exchange Commission; our limited insurance coverage in connection with the settled securities class action lawsuit subject to appeal; limited additional coverage for the recently settled derivative actions and associated future legal fees; the potential liability related to the recently filed securities class action lawsuit; the impact of ongoing tax audits; our ability to generate new client contracts and maintain our existing clients' contracts; our evaluation of our backlog and the potential cancellation of contracts; the possibility we under-price our contracts or overrun cost estimates and the effect on our financial results by failure to receive approval for change orders and by delays in documenting change orders; our ability to implement our business strategy; international economic, political and other risks that could negatively affect our results of operations or financial position; changes in outsourcing trends and regulatory requirements affecting the branded pharmaceutical, biotechnology, generic drug and medical device industries; the reduction of expenditures by branded pharmaceutical, biotechnology, generic drug or medical device companies; actions or inspections by regulatory authorities and the impact on our clients' decisions to not award future contracts to us or to cancel existing contracts; the impact of healthcare reform; the fact that one or a limited number of clients may account for a large percentage of our revenues; the incurrence of significant taxes to repatriate funds; the fluctuation of our operating results from period to period; our assessment of our goodwill valuation; the impact of foreign currency fluctuations; tax law changes in Canada or in other foreign jurisdictions; investigations by governmental authorities regarding our inter-company transfer pricing policies or changes to their laws in a manner that could increase our effective tax rate or otherwise harm our business; our lack of the resources needed to compete effectively with larger competitors; our ability to continue to develop new assay methods for our analytical applications; or if our current assay methods are incorrect, our ability to compete with other entities offering bioanalytical laboratory services; our potential liability when conducting clinical trials; our handling and disposal of medical wastes; failure to comply with applicable governmental regulations; the continued effectiveness and availability of our information technology infrastructure; losses related to our self-insurance of our employees' healthcare costs in the United States; our ability to attract suitable investigators and volunteers for our clinical trials; the material weaknesses relating to our internal controls, and risks and uncertainties associated with discontinued operations and other risks described in the Company's Annual Report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2007, and subsequent SEC reports. The projections also may be affected by the Company's ability to achieve strategic goals, objectives and targets over the applicable period. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic and competitive conditions which are difficult to predict and many of which are beyond the Company's control. Moreover, the assumptions are based on certain business decisions that are subject to change. Therefore, there can be no assurance that the projections will be realized, and actual results may be materially greater or less than those contained in the projections.

        The inclusion of the projections in this Schedule should not be regarded as an indication that any of the Company or its affiliates, advisors or representatives considered or consider the projections to be necessarily predictive of actual future events, and the projections should not be relied upon as such. Neither the Company nor its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. The Company does not intend to make publicly available any update or other revisions to the projections, except as required by law. None of the Company or its affiliates, advisors, officers, directors or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of the Company compared to the information contained in the projections or that forecasted results will be achieved. The Company has made no representation to Parent, in the Merger Agreement or otherwise, concerning the projections. Furthermore, neither the Company nor any of its affiliates or representatives makes any representation to any other person regarding the projections. The projections are not being included in this Schedule 14D-9 to influence a stockholder's decision whether to tender his or her Shares in the Offer, but because the projections were made available by the Company to Parent.

THE COMPANY'S STOCKHOLDERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE PROJECTED INFORMATION PROVIDED IN THIS SCHEDULE.

        On January 12, 2009, in a management presentation by PDGI to Parent, PDGI provided, the following projected financial information to Parent for years 2008-2011:

($000's) Fiscal Period End	Pro-forma(1) FYE 2008	FYE 2009	FYE 2010	FYE 2011
Statement of Operations
REVENUES
Direct Revenue	355,439	367,289	398,884	439,965
Revenue Growth Percentage	(1.9)%	3.3%	8.6%	10.3%
TOTAL COSTS AND EXPENSES
Costs and Expenses	564,592	350,840	367,527	397,741
EBIT(2)	(209,153)	16,449	31,357	42,224
OTHER EXPENSE, NET(3)	(8,388)	(10,355)	(13,185)	(15,983)
NET (LOSS) INCOME	(194,859)	6,094	18,172	26,241

	FYE 2008	FYE 2009	FYE 2010	FYE 2011
Reconciliation to Adjusted EBIT:
EBIT	(209,153)	16,449	31,357	42,224
Reconciling Item(4)	210,649	—	—	—
Adjusted EBIT(5)	1,496	16,449	31,357	42,224

(1)
FYE 2008 results are projected, unaudited, and represent a forecast only, and have not been reviewed by our independent registered public accounting firm. These results will differ from our actual 2008 results which are expected to be disclosed on February 25, 2009.

(2)
EBIT is a non-GAAP financial measure. For these purposes, EBIT means earnings before interest, taxes, foreign exchange, other income and minority interest.

(3)
Includes interest expense based on the assumption that the Notes are outstanding during the years presented.

(4)
Represents non-cash impairment charge related to goodwill and indefinite-lived assets.

(5)
Adjusted EBIT is a non-GAAP financial measure. For these purposes, Adjusted EBIT means EBIT before the non-cash impairment charge related to goodwill and indefinite-lived assets.

        The above projections reflect forecasted results relating to the existing PDGI services and new services currently under development. In addition, the projections assumed the implementation of certain profitability improvement drivers and did not assume any new acquisitions or divesture of current business.

        The projections also refer to EBIT and Adjusted EBIT, which are non-GAAP financial measures. The Company has referenced such non-GAAP financial measures because they provide supplemental information that facilitates forecasting operating results and internal comparisons to the historical operating performance of prior periods. The Company is disclosing these non-GAAP financial measures in order to provide transparency to its shareholders.

        These projections should be read together with the Company's financial statements that can be obtained from the SEC. You may read and copy any such reports, statements or other information at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The Company's SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at www.sec.gov. These projections should also be read together with discussion under "Risk Factors" and the other cautionary statements contained in PDGI's 2007 Annual Report on Form 10-K.

        The projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles ("GAAP"), and the Company's independent auditors have not examined, compiled or performed any procedures with respect to the projections presented in this Schedule, nor have they expressed any opinion or any other form of assurance of such information or the likelihood that the Company may achieve the results contained in the projections, and accordingly assume no responsibility for them.

ITEM 9.    EXHIBITS

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated February 12, 2009 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent and Purchaser on February 12, 2009 (the "Schedule TO")).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)
Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(1)(G)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).
(a)(2)	Letter to Stockholders from the Chief Executive Officer of the Company, dated February 12, 2009.
(a)(5)(A)	Summary Advertisement published in the Wall Street Journal on February 12, 2009 (incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO).
(a)(5)(B)
Joint Press Release, dated February 3, 2009, of the Company and Parent regarding execution of the Agreement and Plan of Merger (incorporated by reference to Exhibit 99.1 to the Company's Current Report on form 8-K filed on February 3, 2009).
(a)(5)(C)	Joint Press Release, dated February 12, 2009 of PharmaNet and Parent (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO).
(e)(1)
Agreement and Plan of Merger, dated as of February 3, 2009, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on February 3, 2009).
(e)(2)(A)
Amended and Restated Employment Agreement, dated as of December 16, 2008, effective as of December 31, 2008, by and between the Registrant and Jeffrey P. McMullen (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K which was filed on February 11, 2009).
(e)(2)(B)
Amended and Restated Employment Agreement, dated as of December 31, 2008, by and between the Registrant and John P. Hamill (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K which was filed on February 11, 2009).
(e)(2)(C)
Amended and Restated Employment Agreement, dated as of December 31, 2008, by and between the Registrant and Thomas J. Newman, M.D. (incorporated by reference to Exhibit 10.3 to the Company's Form 8-K which was filed on February 11, 2009).

Exhibit No.	Description
(e)(2)(D)	Amended and Restated Employment Agreement, dated as of December 31, 2008, by and between the Registrant and Mark Di Ianni (incorporated by reference to Exhibit 10.4 to the Company's Form 8-K which was filed on February 11, 2009).
(e)(2)(E)
Amended and Restated Employment Agreement, dated as of December 31, 2008, by and between the Registrant and Robin C. Sheldrick (incorporated by reference to Exhibit 10.5 to the Company's Form 8-K which was filed on February 11, 2009).
(e)(3)	Confidentiality Agreement, dated as of December 1, 2008, by and between the Company and JLL Partners, Inc.
(g)(3)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Annex II attached to this Schedule 14D-9).

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2009	PHARMANET DEVELOPMENT GROUP, INC.
By:
	Name: Title:	John P. Hamill Chief Financial Officer

ANNEX I

PHARMANET DEVELOPMENT GROUP, INC.
504 Carnegie Center
Princeton, New Jersey 08540
(609) 951-6800

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

        This Information Statement is being mailed on or about February 12, 2009 to holders of record of common stock, par value $0.001 per share (the "Common Stock", or each a "Share" and collectively, the "Shares"), of PharmaNet Development Group, Inc. (the "Company") as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of the Company with respect to the tender offer by PDGI Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of JLL PharmaNet Holdings, LLC, a Delaware limited liability company ("Parent"), for all of the issued and outstanding Shares. Capitalized terms used and not otherwise defined herein will have the meaning set forth in the Schedule 14D-9. In this Information Statement, we sometimes use the terms "us," "we" and "our" to refer to the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Parent to at least a majority of the seats on the PDGI Board of Directors (the "PDGI Board" or the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of February 3, 2009 (as such agreement may be amended or supplemented, from time to time, the "Merger Agreement"), among Parent, the Purchaser and the Company.

        Pursuant to the Merger Agreement, the Purchaser commenced a cash tender offer on February 12, 2009, to purchase for cash all outstanding Shares at a price of $5.00 per Share (such amount, the "Offer Price"), net to seller in cash, without interest thereon, subject to reduction for any applicable federal back-up withholding or other taxes payable by such seller, if any, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 12, 2009 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal"). The Offer to Purchase and Letter of Transmittal, as each may be amended from time to time, are referred to in this Schedule as the "Offer." Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday, March 12, 2009, at which time if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed with the Schedule 14D-9 to Company stockholders and are filed as exhibits to the Schedule 14D-9 filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") on February 12, 2009.

        This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder in connection with the appointment of Purchaser's designees to the PDGI Board.

        You are urged to read this Information Statement carefully. You are not, however, required to take any action.

        The information contained in this Information Statement (including information incorporated by reference into this Information Statement) concerning Parent, Purchaser and Purchaser's designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

INFORMATION REGARDING PARENT BOARD DESIGNEES

        The Merger Agreement provides that, subject to the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, at the Acceptance Time, Parent is entitled to elect or designate directors to serve on the PDGI Board up to such number of directors equal to the product (rounded up to the next whole number) obtained by multiplying (x) the total number of directors on the PDGI Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement) by (y) the percentage that the aggregate number of Shares beneficially owned by Parent, the Purchaser or any of their respective affiliates bears to the total number of Shares then outstanding. After the Acceptance Time, PDGI shall, upon Parent's reasonable request, take all actions as are reasonably necessary or desirable to enable Parent's designees to be so elected or designated to the PDGI Board, including by promptly filling vacancies or newly created directorships on the PDGI Board, promptly increasing the size of the PDGI Board (including by amending the By-laws if necessary to do so), and/or by promptly securing resignations of such number of its incumbent directors, and shall cause Parent's designees to be so elected or designated to the PDGI Board at such time. After the Acceptance Time, PDGI shall also, upon Parent's request, cause the directors elected or designated by Parent to the PDGI Board to serve on and constitute the same percentage (rounded up to the next whole number) as is on the PDGI Board of (i) each committee of the PDGI Board, (ii) each board of directors (or similar body) of each PDGI subsidiary and (iii) each committee (or similar body) of each such board, in each case to the extent permitted by applicable law and the Marketplace Rules of the NASDAQ Global Select Market. After the Acceptance Time, PDGI shall also, upon Parent's request, take all action necessary to elect to be treated as a "controlled company" as defined by NASDAQ Marketplace Rule 4350(c) and make all necessary filings and disclosures associated with such status.

        Until the Effective Time of the Merger of Purchaser with and into PDGI, the PDGI Board will have at least three (3) directors who were directors of PDGI on February 3, 2009, the date of the Merger Agreement, and who were not officers of PDGI or any of its subsidiaries (each, an "Independent Director") and at least one of whom shall be an "audit committee financial expert" as defined in Item 407(d)(5) of Regulation S-K and the instructions thereto (the "Continuing Directors"); provided, however, that if any Continuing Director is unable to serve due to death, disability or resignation, PDGI shall take all necessary action (including creating a committee of the board of directors) so that the remaining Continuing Director or Continuing Directors shall be entitled to elect or designate another person who satisfies the foregoing independence requirements to fill such vacancy, and such person shall be deemed to be a Continuing Director for purposes of the Merger Agreement. After Parent's designees are elected or designated to, and constitute a majority of, the board of directors and prior to the Effective Time, in addition to any approvals of the board of directors or the stockholders of PDGI as may be required by the certificate of incorporation, the by-laws or applicable law, any (i) amendment or modification of the Merger Agreement, (ii) termination of the Merger Agreement by PDGI, (iii) extension of time for performance of any of the obligations of Parent or the Purchaser thereunder, (iv) waiver of any condition to PDGI's obligation thereunder, (v) exercise or waiver of PDGI's rights or remedies thereunder, (vi) amendment to PDGI's certificate of incorporation or the by-laws, (vii) authorization of any agreement between PDGI and any of its subsidiaries, on the one hand, and Parent, the Purchaser or any of their affiliates on the other hand, or (viii) taking of any other action by PDGI in connection with the Merger Agreement or the transactions contemplated thereby may, in each case, be effected only if there are in office one (1) or more Continuing Directors and such action is approved by a majority of the Continuing Directors then in office; provided, however, that PDGI shall designate, prior to the Acceptance Time, two (2) alternate Continuing Directors that the board of directors shall appoint in the event of the death, disability or resignation of the Continuing Directors, each of whom shall, following such appointment to the board of directors, be deemed to be a Continuing Director for purposes of the Merger Agreement. The Continuing Directors shall have, and Parent shall cause the Continuing Directors to have, the authority to retain such counsel (which may include current counsel to PDGI or the board of directors) and other advisors at the expense of PDGI as determined by the Continuing Directors, and the authority to institute any action on behalf of PDGI to enforce performance of the Merger Agreement.

        As of the date of this Information Statement, Parent has not determined who it will designate to the PDGI Board. However, such designees will be selected from the list of potential designees provided below (the "Potential Designees"). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company. To our knowledge, none of the Potential Designees beneficially owns any equity securities, or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. To our knowledge, there are no material pending legal proceedings to which any Potential Designee listed below is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. To our knowledge, none of the Potential Designees listed below has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        The following sets forth information with respect to the Potential Designees (including age as of the date hereof, business address, current principal occupation or employment and five-year employment history). Unless otherwise noted, the business address of each Potential Designee is in care of JLL Partners, Inc. 450 Lexington Avenue, 31st Floor, New York, New York 10017, United States of America, and the business phone number for each Potential Designee is (212) 286-8600 and each Potential Designee is a citizen of the United States.

Name	Age	Principal Occupation and Five-Year Employment History
Paul S. Levy	61	Mr. Levy is a Managing Director of JLL Partners, Inc., which he founded in 1988. Mr. Levy serves as a director of several companies, including IASIS Healthcare, LLC, J.G. Wentworth, Inc., Education Affiliates, Inc., ACE Cash Express, Inc., C.H.I. Overhead Doors, Inc., McKechnie Holdings, LLC, Medical Card System, Inc., PGT, Inc., Skylight Holdings I, LLC, Patheon, Inc., Medical Card System, Inc. and Builders FirstSource, Inc. Mr. Levy was a director of Motor Coach Industries International, Inc., which filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code on September 15, 2008.
Ramsey A. Frank	48
		Mr. Frank is a Managing Director of JLL Partners, Inc., which he joined in 1999. From January 1993 to July 1999, Mr. Frank was a Managing Director at Donaldson, Lufkin & Jenrette, Inc., where he headed the restructuring group and was a senior member of the leveraged finance group. Mr. Frank serves as a director of several companies, including Education Affiliates, Inc., C.H.I. Overhead Doors, Inc., Builders FirstSource, Inc., Patheon, Inc., FC-Holdings, Inc. and Medical Card System, Inc. and PGT, Inc. Mr. Frank was a director of Motor Coach Industries International, Inc., which filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code on September 15, 2008.

Name	Age	Principal Occupation and Five-Year Employment History
Thomas S. Taylor	50	Mr. Taylor is a Managing Director of JLL Partners, Inc. He joined JLL Partners, Inc. as a Senior Principal in 2005. From 2004 through 2005, he served as a consultant for Hartford Financial Services Group. From 2001-2004, Mr. Taylor served as the President and CEO of Epix Holdings Corporation. He has also served as Chief Financial Officer to Colorado Prime Corporation, and worked for Kraft Foods and PriceWaterhouseCoopers LLP. Mr. Taylor also serves as a director of Patheon, Inc. and Medical Card System, Inc.
Peter M. Strothman	32
		Mr. Strothman joined JLL Partners, Inc. as a Principal in 2006. He has also served as Vice President of Cypress Group from 2002 to 2006. From 2001 to 2002, Mr. Strothman served as an Associate at Wellspring Capital Management. Prior to that, Mr. Strothman was an Analyst at Lehman Brothers. Mr. Strothman also serves as a director of Attentus Healthcare Corporation.

CERTAIN INFORMATION CONCERNING THE COMPANY

        The authorized capital stock of the Company consists of 40,000,000 Shares, par value $0.001, and 5,000,000 shares of Preferred Stock, par value $0.10. As of February 10, 2009, there were 19,796,731 Shares outstanding and no shares of Preferred Stock outstanding.

        The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of stockholders of the Company. Each Share entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

        Set forth below are the name, age and position of each director and executive officer of the Company as of February 12, 2009:

Name	Age	Position
Jeffrey P. McMullen	57	President and Chief Executive Officer, Director
John P. Hamill	45	Executive Vice President and Chief Financial Officer
Mark Di Ianni	58	Executive Vice President and President, Early Stage Development
Thomas J. Newman, M.D.	60	Executive Vice President and President, Late Stage Development
Robin C. Sheldrick	54	Senior Vice President, Human Resources
Peter G. Tombros	66	Chairman of the Board of Directors
Rolf A. Classon	63	Director
Lewis R. Elias, M.D.	83	Director
Arnold Golieb	74	Director
David M. Olivier	65	Director
Per Wold-Olsen	61	Director

        Set forth below are biographical summaries, including positions and offices held during the past five years, of each current director and executive officer of the Company. There are no family relationships among the executive officers and directors. Directors are elected to serve on the board of directors for one-year terms. The executive officers are elected or appointed by the Board of Directors of the Company or by an appropriate subsidiary board of directors and serve until the election or appointment of their successors or their earlier death, resignation or removal.

        Jeffrey P. McMullen has been a director of our company since June 2005 and our Chief Executive Officer since December 2005 and our President since March 2006. In 1996, Mr. McMullen co-founded PharmaNet, Inc., which was acquired by the Company in 2005. Prior to becoming President and Chief Executive Officer of PharmaNet, Inc. in 2004, Mr. McMullen held the positions of President and Chief Operating Officer since 2003, Executive Vice President and Chief Operating Officer since 2001 and Senior Vice President, Business Development since 1996. Mr. McMullen has more than 34 years of drug development industry experience including international experience involving Europe, Japan, South America, and Asia. His professional experience includes 13 years with major drug development services companies as vice president of business development and director of clinical research, and nine years at Sterling Drug (now a part of Sanofi-Aventis) in the clinical, regulatory, and drug metabolism areas.

        John P. Hamill, C.P.A., was appointed to Executive Vice President and Chief Financial Officer in August 2006. Prior to his appointment, Mr. Hamill was Senior Vice President and Chief Financial Officer of PharmaNet, Inc., since January 2006. From September 2004 until January 2006, he was Vice President and Chief Financial Officer of PharmaNet. From January 2004 until September 2004, he was Vice President, Finance of PharmaNet. Prior to January 2004, he was Corporate Controller of PharmaNet.

        Mark Di Ianni was appointed to Vice President, Strategic Initiatives and President, Early Stage Development in December 2006. He joined the Company in April 2006 as Executive Vice President, Strategic Initiatives. From February 2005 until April 2006, Mr. Di Ianni was a consultant to the Company and other clients. Prior to February 2005, he was Chief Operating Officer of Synarc, Inc., a medical imaging provider to the clinical trial industry.

        Thomas J. Newman, M.D., was appointed Executive Vice President in August 2006 and President, Late Stage Development in February 2008. From January 2006 until August 2006, he was Executive Vice President and Chief Operating Officer of PharmaNet, Inc. Prior to January 2006, he was Senior Vice President of Operations of PharmaNet.

        Robin C. Sheldrick was appointed to the position of Senior Vice President, Human Resources in January 2007 and has been employed at PharmaNet in positions of increasing responsibility since April 1998. In September 2004, Ms. Sheldrick was promoted to Vice President, Human Resources from Executive Director, Human Resources.

        Peter G. Tombros has been a director of our company since October 2006 and the Chairman of our Board of Directors since October 2007. He currently serves as a Professor and Distinguished Executive in Residence at the Eberly College of Science at Pennsylvania State University, a position he has held since October 2005. Formerly, Mr. Tombros served as Chairman and Chief Executive Officer of VivoQuest, Inc. from 2002 to 2005. From 1994 to 2001, Mr. Tombros was President and Chief Executive Officer of Enzon, Inc. Prior to Enzon, Mr. Tombros spent 25 years with Pfizer Inc., serving in various leadership roles, including Executive Vice President, Pfizer Pharmaceuticals; Vice President, Corporate Strategic Planning; Senior Vice President, General Manager, Roerig Division; and Vice President, Marketing, Pfizer Laboratories Division. Mr. Tombros is currently non-executive Chairman of the Board of NPS Pharmaceuticals and a director of Cambrex Corporation and Protalex, Inc. He is also a former Chairman of the New Jersey Technology Council. Mr. Tombros holds a Bachelor of Science and Master of Science from Pennsylvania State University and a Master of Business Administration from the University of Pennsylvania Wharton School of Business.

        Rolf A. Classon has been a director of our company since October 2006. He has served as Chairman of the Board of Directors of Hillenbrand Industries, Inc. since March 2006. From May 2005 until March 2006, Mr. Classon served as Interim Chief Executive Officer of Hillenbrand Industries, Inc. Mr. Classon served as Vice Chairman of the Board of Directors of Hillenbrand Industries, Inc. from December 2003 until May 2005 and joined the Board of Directors of Hillenbrand Industries, Inc. in May 2002. From October 2002 until July 2004, Mr. Classon was Chairman of the Executive Committee of Bayer HealthCare AG, a subsidiary of Bayer AG, and served as President of Bayer's Diagnostic Division since 1995. Mr. Classon is a director of Enzon Pharmaceuticals, Inc., Millipore Corporation and Eurand N.V. Mr. Classon also serves as the Chairman of the Board of Directors of Auxilium Pharmaceuticals, a position he has held since April 2005. Mr. Classon received his Chemical Engineering Certificate from the Gothenburg School of Engineering and a Business Degree from the University of Gothenburg.

        Lewis R. Elias, M.D. has been a director of our company since June 2005. He has practiced internal medicine and cardiology in South Florida for nearly 30 years. In 1992, the South Florida Cardiology Group was founded in Dr. Elias's Bal Harbour, Florida office and has since grown to nearly 20 physicians with five offices in Florida. He served on the Board of Trustees at Barry University for 20 years, the final 12 years as a member of the Executive Committee.

        Arnold Golieb has been a director of our company since June 2005 and is a retired partner of KPMG Peat Marwick (now KPMG LLP). During his career with KPMG, Mr. Golieb was the managing partner of their Des Moines, Iowa office and the tax partner in charge of their Los Angeles, California office. During the past six years, Mr. Golieb has served as a financial advisor to a real estate acquisition company which manages more than 30,000 apartment units and as a business advisor and trustee for an investment group. Mr. Golieb is a member of the American Institute of Certified Public Accountants.

        David M. Olivier has been a director of our company since November 2006. He formerly served as President of Wyeth International, Inc. (formerly American Home Products Corporation) from August 1988 until May 1997. Mr. Olivier served as President of Wyeth Worldwide Consumer Products from 1997 to 2002 and was a member of the Wyeth Operations Committee from 1982 to 2002. He retired from Wyeth Corporation in May 2002. Mr. Olivier is a Director of DFW Partners.

        Per Wold-Olsen has been a director of our company since November 2006. He retired from Merck and Co., Inc. in October 2006. From 1973 to 2006, Mr. Wold-Olsen held various leadership positions with Merck and Co., Inc., most recently serving in the position of president, human health intercontinental and responsible for Europe, Eastern Europe, Middle East/Africa, India, Latin America and Canada regions from September 2005 until September 2006. From January 1997 to September 2005, he served as president, human health Europe, Middle East/Africa and worldwide human health marketing and was a member of the Merck management committee from September 1994 to September 2006. Mr. Wold-Olsen is also Chairman of the Board of Directors of the Lundbeck Company, Vice Chairman of the Board of Directors of Glyconix, Chairman of the Gilead Policy Advisory Board, Chairman of the Board of Directors of GN Store Nord, a member of the BankInvest Biomedical Venture Advisory Board, and a member of the Exiqon A/S Board of Directors.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE MATTERS

        The Board held 13 meetings during the Company's last fiscal year ended December 31, 2008. The Board currently has a Compensation Committee, an Audit Committee, and a Corporate Governance and Nominating Committee. During the last fiscal year, no current director attended fewer than 75% of the total number of meetings of the Board and the committees of which he or she was a member.

        The Company operates within a comprehensive plan of corporate governance for the purpose of defining independence, assigning responsibilities, setting high standards of professional and personal conduct and assuring compliance with such responsibilities and standards. The Company regularly monitors developments in the area of corporate governance.

Director Independence

        The business of PDGI is managed under the direction of the Board of Directors. The Board of Directors has the responsibility for establishing broad corporate policies and for reviewing the overall performance of PDGI; however, it is not involved in the operating details on a day-to-day basis. The Board of Directors is kept advised of our business through regular written communications and discussions with management. The Board of Directors has concluded that of the following Board members, which includes all non-management members, are independent: Rolf A. Classon, Lewis R. Elias, Arnold Golieb, David M. Olivier, Peter G. Tombros and Per Wold-Olsen.

Compensation of Directors

Director Compensation Table

        The following table sets forth the compensation paid to non-employee directors during the year ended December 31, 2008. A director who is our employee does not receive any additional compensation for service as a director.

Name	Fees Earned or Paid in Cash	Stock Awards(1)		Total
Peter G. Tombros	$97,000	$173,077		$270,077
Rolf A. Classon	$41,000	$136,218	(2)	$177,218
Lewis R. Elias, M.D.	$48,000	$115,385		$163,385
Arnold Golieb	$69,333	$115,385	(2)	$184,718
David M. Olivier	$64,458	$115,385		$179,843
Per Wold-Olsen	$48,000	$115,385		$163,385

(1)
Represents the expense recognized in accordance with SFAS 123R for Restricted Stock Units granted in 2007 and 2008. As of 12/31/2008 there are 24,875 Restricted Stock Units unvested and outstanding. See the Company's notes to its consolidated financial statements for a description of assumptions used in calculating the expense recognized.

(2)
Mr. Classon and Mr. Golieb have elected to defer receipt of the shares underlying their respective Restricted Stock Units for tax planning purposes.

  Compensation for Services as a Non-Employee Director

        Compensation for non-employee directors is established by the Compensation Committee based on analysis performed by the Committee's outside compensation consultant. On March 23, 2006, the current compensation plan for non-employee directors was approved. Each director who is not an employee is compensated for services as a director by an annual retainer of $30,000 and a meeting fee of $1,000 for each board and committee meeting attended in person or by telephone. In addition, equity grants of Restricted Stock Units are issued to each director upon election at each annual meeting. Each Restricted Stock Unit which vests entitles the director to receive one share of common stock upon vesting. The grants, valued at $125,000 based on the price of our common stock on the date of grant, vest over the length of the elected service term of one year, one half on December 31 and one half at the earlier of the next annual meeting or June 30 provided the individual is still a member of the Board of Directors on such dates.

        The Chairman of the Board is also compensated for such service by an additional annual retainer of $60,000 and Restricted Stock Units, as the Chairman elects, valued at $62,500, based upon our stock price on the date of grant, upon his election at each annual meeting.

        As of December 3, 2007, the chairmen of our committees received the following annual retainers in addition to the foregoing amounts for their service as chairmen of the respective committees:

  •
  Audit Committee—$15,000.

  •
  Compensation Committee—$7,500.

  •
  Nominating and Corporate Governance Committee—$5,000.

Board of Directors' Committees

        During 2008, we had a Compensation Committee, an Audit Committee, a Nominating Committee and a Corporate Governance Committee, each consisting of independent directors within the meaning of SEC rules and the rules of the NASDAQ Global Select Stock Market.

Audit Committee

        The Audit Committee held seven meetings during the year ended December 31, 2008. The Audit Committee's primary responsibilities are to:

  •
  review our accounting policies and issues which may arise in the course of our audit;

  •
  select and retain our independent registered public accounting firm;

  •
  approve all audit and non-audit services and review the audit and non-audit fees of our independent registered public accounting firm;

  •
  review the qualifications and independence of our independent registered public accounting firm; and

  •
  review the independence and the performance of our internal audit function.

        Our Audit Committee is also responsible for certain corporate governance and legal compliance matters. As part of its compliance responsibilities, our Audit Committee must approve all transactions between us and any executive officer or director as required by NASDAQ Global Select Stock Market rules. In addition, our Audit Committee must approve all related party hires and all related party transactions, subject to certain de minimis exceptions.

        The Audit Committee is governed by its Audit Committee Charter, which may be found on our website at www.pharmanet.com. The current members of the Audit Committee are Arnold Golieb, chairman, David M. Olivier and Per Wold-Olsen. Our Audit Committee meets in executive session with our independent registered public accounting firm without management present at each Audit Committee meeting in which the independent auditors are present. In addition, Audit Committee chairman meets and has discussions frequently with our Chief Executive Officer and Chief Financial Officer, and often he meets with the independent auditors outside of and in addition to regularly scheduled Audit Committee meetings. Occasionally, he also participates in disclosure decisions prior to the issuance of certain press releases and filings with the SEC.

        Our Board of Directors has determined that Mr. Golieb qualifies as an Audit Committee Financial Expert, as that term is defined by the rules of the SEC and in compliance with the Sarbanes-Oxley Act, and that all of the members of the Audit Committee are independent, as that term is defined by the rules of the SEC and the NASDAQ Global Select Stock Market.

Compensation Committee

        The Compensation Committee held seven meetings and executed two consents during the year ended December 31, 2008. Our Compensation Committee was, and remains, active in its efforts to provide incentives to management and our employees in their efforts to address the unique circumstances facing us during 2008 and beyond. The Compensation Committee is governed by its Compensation Committee Charter, which may be found on our website at www.pharmanet.com. The current members of the Compensation Committee are David M. Olivier, chairman, Lewis R. Elias and Arnold Golieb. The general responsibilities of our Compensation Committee include:

  •
  approve the compensation of our President and Chief Executive Officer and all other executive officers;

  •
  approve all equity grants under our stock plans; and

  •
  review and discuss with management the Compensation Discussion and Analysis which is included in our Proxy Statement.

        If the Offer and the Merger are consummated, we will no longer be a publicly-traded company and will cease to file proxy statements, at which point we will cease to consider recommendations for directors.

        All of the members of the Compensation Committee are independent, as that term is defined by the rules of the SEC and the NASDAQ Global Select Stock Market relating to Compensation Committee members.

Nominating and Corporate Governance Committee

        The Corporate Governance Committee was formed in January 2007. The Corporate Governance Committee held two meetings during the year ended December 31, 2008.

        The Nominating and Corporate Governance Committee's duties are governed by its Nominating and Corporate Governance Committee Charter, which may be found on our website at www.pharmanet.com. The Nominating and Corporate Governance Committee members must satisfy the independence requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), the rules adopted by the SEC thereunder and the corporate governance and other listing standards of the NASDAQ Global Select Stock Market as in effect from time to time. The members of the Nominating and Corporate Governance Committee are Peter G. Tombros, chairman, Rolf A. Classon, Lewis R. Elias and David M. Olivier. All of the members of the Nominating and Corporate Governance Committee are independent, as that term is defined by the rules of the SEC and the NASDAQ Global Select Stock Market.

        The duties and responsibilities of the Nominating and Corporate Governance Committee include the following:

  •
  develop and recommend to the Board of Directors a set of corporate governance guidelines applicable to us and from time to time, review and reassess the adequacy of such guidelines;

  •
  oversee an annual self-evaluation of the Board of Directors to determine whether it and its committees are functioning effectively;

  •
  oversee the evaluation of senior executives from a corporate governance perspective in conjunction with the Board's Compensation Committee;

  •
  identify, review and recommend to the Board of Directors individuals qualified to become members of the Board of Directors; and

  •
  recommend to the Board of Directors nominating policies and procedures.

        The Nominating and Corporate Governance Committee will consider nominations made by stockholders who provide written information to the Committee within the time periods specified in our Proxy Statement. The Nominating and Corporate Governance Committee will consider candidates proposed by stockholders and will evaluate stockholder proposed candidates using the same criteria as for other candidates. These criteria include, but are not limited to the candidate's understanding of and experience in our industry, understanding of and experience in accounting oversight and governance, finance and marketing and leadership experience with public companies or other significant organizations. Any stockholders who wish to propose candidates to serve as directors to be considered at the 2009 Annual Meeting of Stockholders should provide written notice to the Nominating and Corporate Governance Committee in care of PharmaNet Development Group, Inc., at 504 Carnegie Center, Princeton, New Jersey 08540 Attention: Investor Relations. If the Offer and the Merger are completed, however, we will no longer be a publicly traded company and we will cease to file proxy statements, at which point we will cease to consider recommendations for directors.

Corporate Governance Guidelines

        We recognize corporate governance as a key element to effective performance and the protection of stockholders. As part of our commitment to corporate governance:

  •
  our Board of Directors appointed Peter G. Tombros as our Chairman of the Board, and he interfaces with our management and legal counsel on a regular basis;

  •
  we adopted a code of ethics that applies to all our employees and directors;

  •
  we formed a Corporate Governance Committee in January 2007, which was combined with the Nominating Committee in October 2007 to form the Nominating and Corporate Governance Committee;

  •
  we adopted a policy that our independent directors meet in executive sessions at each Board meeting; and

  •
  we adopted a policy that our Audit Committee must approve all related party hires and related party transactions, subject to certain de minimis exceptions.

Code of Ethics

        We have adopted a code of ethics that applies to our directors and all of our employees including our executive officers. Our code of ethics includes a policy regarding insider transactions. This code of ethics is posted on our website at www.pharmanet.com. A copy of our code of ethics will be provided without charge upon request by mail to PharmaNet Development Group, Inc., 504 Carnegie Center Princeton, New Jersey 08540 Attention: Investor Relations. We intend to satisfy the disclosure requirements of amendments to or waivers from a provision of the code of ethics applicable to our principal executive officer, principal financial officer and principal accounting officer or persons performing similar functions by posting such information on our website. Our website and the information in or connected to our website are not incorporated into this Information Statement.

Directors' Attendance at Annual Meetings of Stockholders

        It is the policy of the Board of Directors that all directors attend the annual meeting of stockholders except where the failure to attend is due to unavoidable circumstances or conflicts discussed in advance by such director with the Chairman of the Board of Directors. All of the members of the Board of Directors attended the 2008 annual meeting of stockholders.

Communication with the Board of Directors

        Our Board of Directors will give appropriate attention to written communications which are submitted by stockholders, and will respond if and as appropriate. The Chairman, with the assistance of our outside counsel, is primarily responsible for monitoring communications from stockholders and for providing copies or summaries to the other directors as he considers appropriate. Under procedures approved by a majority of the independent directors, communications are forwarded to all directors if they relate to important substantive matters and include suggestions or comments that the Chairman considers to be important for the directors to know. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters on which we tend to receive repetitive or duplicative communications.

        Stockholders who wish to send communications on any topic to the Board of Directors should address such communications to: Board of Directors, 504 Carnegie Center, Princeton, New Jersey 08540 Attn: Investor Relations.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

        This Compensation Discussion and Analysis explains the principles underlying our compensation policies and decisions and the principal elements of compensation paid to our executive officers during 2008. Our Chief Executive Officer, Chief Financial Officer and the other executive officers included in the Summary Compensation Table will be referred to as the "named executive officers" for purposes of this discussion. In general, the compensation principles for our named executive officers are similar to those of all our other executive officers.

Compensation Objectives and Philosophy

        The Compensation Committee, also referred to herein as the Committee of the Board of Directors is responsible for the following:

  •
  to discharge the Board of Director's responsibilities relating to compensation of our directors and named executive officers;

  •
  to approve and evaluate our director and officer compensation plans, policies and programs;

  •
  to produce an annual report on executive compensation for inclusion in our Proxy Statement; and

  •
  to review and discuss with management the Compensation Discussion and Analysis which is included in our Proxy Statement.

        As part of this process, the Committee seeks to accomplish the following objectives with respect to our executive compensation programs:

  •
  to motivate, recruit and retain executives capable of meeting our strategic objectives;

  •
  to provide incentives to ensure superior executive performance and successful financial results for us; and

  •
  to align the interests of executives with the long-term interests of our stockholders.

        The Committee seeks to achieve these objectives by:

  •
  establishing a compensation structure that is market competitive, taking into account the value of the position in the marketplace;

  •
  linking a substantial portion of compensation to our achievement of short-term and long-term financial objectives and the individual's contribution to the attainment of those objectives;

  •
  providing risk for underachievement and upward leverage for overachievement of goals; and

  •
  providing long-term equity-based incentives and encouraging direct share ownership by executives with the intention of providing incentive-based compensation to encourage a long-term focus on company profitability and stockholder value.

        It is the Committee's objective to target each component of compensation listed below to be competitive with comparable positions at peer group companies, and to target the total annual compensation of each named executive officer at the median level for comparable positions at the competitive peer group companies. However, in determining the compensation of each named executive officer, the Committee also considers a number of other factors, including our recent performance and the named executive officer's individual performance, the importance of the executive's position and role in relation to execution of our strategic plan, and the cost of living in the geographic area in which the named executive officer's office is located. There is no pre-established policy for allocation of compensation between cash and non-cash components or between short-term and long-term components. Instead, the Committee determines the mix of compensation for each named executive officer based on its review of the competitive data and its subjective analysis of that individual's performance and contribution to our financial performance. The Committee sets performance targets and compensation levels after receiving recommendations based on the competitive data.

        To assess the competitiveness of pay for each named executive officer, the Committee previously engaged Ernst & Young ("E&Y"), a nationally recognized compensation consulting firm, to provide competitive compensation data and general advice on our compensation programs and policies for executive officers. Management also retained Watson Wyatt to provide general advice on compensation programs and policies. Watson Wyatt subsequently performed a market analysis of the compensation paid by peer companies and provided the Committee with recommended compensation ranges for the named executive officers based on the competitive data. The companies constituting this peer group are set forth on page I-17, E&Y reviewed the report as well prior to its submission to the Committee. In addition, the Chief Executive Officer provided recommendations to the Committee with respect to the compensation packages for the other named executive officers. The Committee reviewed the Chief Executive Officer's recommendations against compensation paid by peer companies.

Overview of Compensation Components and Their Purpose

        The Committee seeks to align the named executive officers' and shareholders' interests in a pay-for-performance environment. On average, a large portion of an executive officer's total compensation is at risk, with the amount actually paid tied to achievement of pre-established objectives and individual goals.

Base Salary

        In General—It is the Committee's objective to set a competitive rate of annual base salary for each named executive officer. The Committee believes competitive base salaries are necessary to attract and retain top quality executives, since it is common practice for public companies to provide their executive officers with a guaranteed annual component of compensation that is not subject to performance risk. The Committee reviewed and discussed salary ranges for the named executive officers, with minimum to maximum opportunities that cover the normal range of market variability. The actual base salary for each named executive officer is then derived from those salary ranges based on his or her responsibility, tenure, past performance and market comparability.

        Changes for 2009—In February 2009, the Committee decided, after discussions with the Chief Executive Officer and Chief Financial Officer, that for 2009, each named executive officer's salary, other than the Chief Executive Officer, would be increased by four percent (4%) as provided for under each named executive officer's employment agreement, as set forth in the table below. The Chief

Executive Officer's salary remained the same. The Committee made these decisions because of current macro-economic conditions and the Company's projected performance for 2008.

Name	Title	2008 Salary	2009 Salary	% Increase
Jeffrey P. McMullen	President and Chief Executive Officer	$743,312	$743,312	—
John P. Hamill	Executive Vice President and Chief Financial Officer	$431,796	$449,068	4%
Mark Di Ianni	Executive Vice President, Strategic Initiatives and President, Early Stage Development	$419,125	$435,890	4%
Thomas J. Newman	Executive Vice President and President, Late Stage Development	$535,844	$557,278	4%
Robin C. Sheldrick	Senior Vice President, Human Resources	$279,807	$291,000	4%

Annual Short-Term Cash Incentives

        In General—Effective February 2008, Ms. Boucher-Champagne, as a result of internal restructuring, was no longer deemed an executive officer of the Company pursuant to Section 16 of the Exchange Act, but her title and duties were not modified in any way. Accordingly, the Committee did not consider Ms. Boucher-Champagne when discussing or determining compensation for 2008. As part of their compensation package, our named executive officers have the opportunity to earn annual cash incentive awards. Such cash awards are designed to reward superior executive performance while reinforcing our short-term strategic operating goals. Each year, the Committee establishes a target award for each named executive officer based on either a percentage of base salary or a specific dollar amount. Annual bonus targets as a percentage of salary increase with executive rank so that for the named executive officers, a greater proportion of their total cash compensation is contingent upon annual performance, as compared to other officers of the Company.

        2007 Performance Measures and Payouts—The target bonus awards for the named executive officers paid in March 2008 had a potential payout of between 36% and 75% of base salary. The target bonus awards for the Chief Executive Officer was potentially up to 150% of his base salary. Such target bonus awards were payable based on the Committee's review of both the Company's performance and individual performance during the 2007 year. The target bonus of the Chief Executive Officer was to be comprised of 60% of company financial performance (such bonus was solely based on a comparison of budgeted and actual GAAP EBIT) and 40% individual performance. For all other named executive officers, the target bonus was to be comprised of 70% of company financial performance goals (with such bonuses solely based on a comparison of budgeted and actual GAAP earnings before interest and taxes ("EBIT") and 30% of individual performance goals. The criteria for determining the individual performance measures were based on the recommendation of the Chief Executive Officer and approval by the Committee, which included increased responsibilities and change in roles within the organization. In March 2008, the Committee, on the basis of its assessment of our financial results for 2007 and the individual performance of each named executive officer for that year, awarded annual bonuses at 85% of target for the Chief Executive Officer and between 98% to 126% of target for the other named executive officers. In determining such awards, the Committee considered certain performance goals for the respective executive officers. Mr. McMullen's individual performance was established based on his ability to manage the organization and the prior historical issues effectively. Mr. Hamill's individual performance bonus was awarded given the accomplishment of key internal financial infrastructure improvements and his ability to manage the Company's prior historical issues. Mr. Di Ianni's individual performance bonus was awarded as a result of certain strategic initiatives and managing the early stage business. Dr. Newman's individual performance bonus was awarded based on his increasing role in the organization and managing the late stage business. Dr. Newman assumed the role of President, Late Stage Development during February 2008.

        2008 Performance Measures and Payouts—Target bonus awards anticipated to be paid in March 2009, which were approved in March 2008 with respect to fiscal 2008, had a targeted payout of 36% of base salary with a maximum payout of 75% for the named executive officers. The target bonus award for the Chief Executive Officer was up to 150% of his base salary. The target bonus awards were to be payable based on the Committee's review of both the Company's performance and individual performance during the 2008 year. In February 2009, on the basis of the assessment of financial results for 2008 and the individual performance of each named executive officer for that year, the Committee determined that no annual bonuses were to be awarded to any of the named executive officers.

        2009 Plan—As of the date of this filing, and given the proposed Merger, the Compensation Committee has not met to establish a 2009 Plan and consequently the Company does not have a 2009 Plan in place. However, if the Merger is not consummated, the Compensation Committee will meet to set in place a 2009 Plan.

Long-Term Incentive Equity Awards

        In General—A portion of each named executive officer's compensation is provided in the form of long-term incentive equity awards. It is the Committee's belief that properly structured equity awards are an effective method of aligning the long-term interests of our named executive officers with those of our stockholders. Named executive officers as well as non-executive officers are eligible to receive long-term incentive awards.

        Equity awards are granted in the form of stock options and Restricted Stock Units. The Committee will follow a grant practice of tying equity awards to its annual year-end review of individual performance, its assessment of our performance and our financial results. Accordingly, it is expected that any equity awards to the named executive officers will be made on an annual basis promptly after the release of our financial results. During 2008, Watson Wyatt was engaged by management to conduct a review of the executive compensation program, with particular emphasis on long-term incentive strategies. The Committee, after consultation with its compensation consultant, has established long-term incentive grant guidelines for eligible named executive officers each year based on competitive annual grant data provided by management's compensation consultant.

        It is the Committee's belief that Restricted Stock Units are essential to the retention of the named executive officers, crucial to our long-term financial successes and will help to advance the share ownership guidelines, which have been established by the Committee for the executive officers. The Restricted Stock Units have vesting schedules which provide a meaningful incentive for the named executive officer to remain in our service. These equity awards also serve as an important vehicle to achieve the Committee's objective of aligning management and stockholder interests. Equity awards in the form of Restricted Stock Units promote all of these objectives in a manner which is less dilutive to stockholders than traditional option grants and provide a more direct correlation between the compensation costs that we must record for financial reporting purposes and the value delivered to the named executive officers.

        2008 Awards—Equity grants to our named executive officers were granted in the form of stock options and Restricted Stock Units. Each type of award entitles the recipient to receive one share of our common stock upon vesting or upon a designated date or event following such vesting.

        On March 4, 2008, the Compensation Committee, after consultation with our compensation consultant and management, determined the value of awards to be granted to the Company's executive officers and granted long-term incentive equity awards to our executive officers. One-third of such value was allocated to be granted in the form of options, one-third in performance based Restricted Stock Units and one-third in time-vested Restricted Stock Units. The number of shares underlying the options was calculated using the Black-Scholes value for such options on March 4, 2008, which was equal to $14.77 per share. The number of shares underlying the Restricted Stock Units was calculated using the closing price of our common stock on March 4, 2008, equal to $29.47 per share. Such equity awards were granted pursuant to the 1999 Stock Option Plan. The Committee believes that these equity awards are competitive with our peer group, improve employee retention and align the goals of management with those of stockholders.

        2008 Awards—On March 4, 2008, the Committee granted the following annual long-term incentive equity awards to our executive officers.

		Long-Term Incentive Distribution (number of units)
Name	Title	Long-Term Incentive Value	Options (Stock-settled)	Performance-Based Restricted Stock Units (Stock-settled)	Time-Vested Restricted Stock Units (Stock-settled)
Jeffrey P. McMullen	President and Chief Executive Officer	$740,000	16,696	8,370	8,370
John P. Hamill	Executive Vice President and Chief Financial Officer	$361,840	4,840	2,426	7,426	(1)
Mark Di Ianni	Executive Vice President, Strategic Initiatives and President, Early Stage Development	$208,000	4,963	2,353	2,353
Thomas J. Newman	Executive Vice President and President, Late Stage Development	$561,460	6,019	3,017	13,017	(2)
Robin C. Sheldrick	Senior Vice President, Human Resources	$129,200	1,253	628	3,128	(3)

(1)
Mr. Hamill received additional time-vested Restricted Stock Units in connection with his past performance and contributions to the Company.

(2)
Dr. Newman received additional time-vested Restricted Stock Units in connection with his promotion to serve as President, Late Stage Development.

(3)
Ms. Sheldrick received additional time-vested Restricted Stock Units in connection with her appointment as an executive officer.

        Such equity awards were granted pursuant to the 1999 Stock Option Plan. The number of shares underlying the options was calculated using the Black-Scholes formula for such options equal to $14.77 per share. The number of shares underlying the Restricted Stock Units was calculated using the closing price of our common stock on March 4, 2008, equal to $29.47 per share.

  •
  Except as set forth in the footnote above, the value of the amounts awarded consisted of one-third stock options, one-third performance-based Restricted Stock Units and one-third time-vested Restricted Stock Units.

  •
  The options expire in seven years and vest in one-third increments on each anniversary date of the grant.

  •
  The performance-based Restricted Stock Units vest upon the achievement of certain performance milestones if the Company meets or exceeds certain cumulative earnings targets for 2008, 2009 and 2010.

  •
  The time-vested Restricted Stock Units vest in one-fifth increments on each anniversary date of the grant.

Executive Benefits and Perquisites

        In General—The named executive officers also are provided with certain market-competitive benefits and perquisites. It is the Committee's belief that such benefits are necessary for us to remain competitive and to attract and retain top caliber executive officers, since such benefits are typically provided by companies in the drug development services industry and by other companies with which we compete for executive talent.

        Retirement Benefits—The named executive officers participate in the 401(k) plan, but they do not have any additional retirement benefits.

        Other Benefits and Perquisites—All administrative employees, including the named executive officers, are eligible to receive standard health, disability, life and travel insurance, and professional development benefits. However, the named executive officers do not pay any premiums toward health insurance. In addition, from time to time, we make tickets to cultural and sporting events available to the named executive officers for business purposes. If not utilized for business purposes, they are made available to the named executive officers and other employees for personal use.

        Furthermore, we provide certain of our executive officers with a stipend to use towards perquisites selected by the named executive officers, which can be used for any purpose, but generally used for auto allowances, medical expenses and financial planning purposes, in the following amounts:

Name	Title	Amount of Total Perquisites (2008)		Amount of Tax Gross-Up(1)	Total
Jeffrey P. McMullen	President and Chief Executive Officer	$32,500	(2)	$24,411	$56,911
John P. Hamill	Executive Vice President and Chief Financial Officer	$25,000	(3)	$16,043	$41,043
Mark Di Ianni	Executive Vice President, Strategic Initiatives and President, Early Stage Development	$12,000	(4)	$—	$12,000
Thomas J. Newman	Executive Vice President and President, Late Stage Development	$12,000	(4)	$—	$12,000
Robin C. Sheldrick	Senior Vice President Human Resources	$12,000	(4)	$—	$12,000

(1)
The Committee also agreed to pay income taxes associated with such perquisites for Messrs. McMullen and Hamill.

(2)
Mr. McMullen's employment agreement awards him perquisites up to the amount of $32,500.

(3)
Mr. Hamill's employment agreement awards him perquisites up to the amount of $25,000.

(4)
The executive's employment agreement provides for a $12,000 car allowance.

Executive Severance Plan

        Executive Severance—Certain of the amended and restated employment agreements of our named executive officers contain severance provisions as set forth in the following table.

Name	Title	Number of Months of Severance for Termination Upon Change in Control		Number of Months of Severance for Termination Without Cause
Jeffrey P. McMullen	President and Chief Executive Officer	N/A	(1)	36
John P. Hamill	Executive Vice President and Chief Financial Officer	24		24
Mark Di Ianni	Executive Vice President, Strategic Initiatives and President, Early Stage Development	N/A	(1)	24
Thomas J. Newman	Executive Vice President and President, Late Stage Development	N/A	(1)	24
Robin C. Sheldrick	Senior Vice President, Human Resources	N/A	(1)	24

(1)
Mr. McMullen, Mr. Di Ianni, Dr. Newman and Ms. Sheldrick do not automatically receive severance in the event of a change in control, unless he/she is terminated without cause in connection with a change in control.

        We provided certain of our named executive officers with severance benefits in the event their employment terminates under certain defined circumstances. With the exception of our Chief Executive Officer, whose term of severance is 36 months, the term of severance is for a 24-month period if their employment is terminated by us without cause or they resign for good reason, as defined in their respective employment agreements. However, for our Chief Financial Officer, in the event the Chief Financial Officer resigns for any reason during the 6 month period following a change in control, as defined in his employment agreement, Mr. Hamill shall receive 24 months of severance. The principal features of the employment agreements of the named executives are summarized below in the section entitled "Executive Employment Agreements, Termination and Change of Control Arrangements."

        It is the Committee's understanding that the severance benefits provided under the employment agreements are representative of the severance benefits payable to long-tenured executive officers in the drug development services industry. The severance awarded to our named executive officers has been designed to provide a level of financial security to the named executive officers which will assure their continued attention and commitment to our strategic business objectives, even in change in control situations, where applicable, where their continued employment may be at risk. It is the Committee's belief such financial protection for our Chief Executive Officer and Chief Financial Officer is necessary in connection with a change in control transaction in order to eliminate any potential financial conflicts such named executive officers may have while evaluating the merits of a potential transaction.

        For 2008, the Committee and the Company used the following companies as a basis for comparison of its various compensation levels:

•	Bioscrip, Inc.	•	Cambrex Corporation	•	Charles River Laboratories, Inc.
•	Covance, Inc.	•	Dendrite International, Inc	•	IDEXX Laboratories, Inc.
•	Kendle International, Inc.	•	Ligand Pharmaceuticals, Inc.	•	MDS, Inc.
•	Millipore Corp	•	PAREXEL International Corporation	•	Pharmaceutical Product Development, Inc.
•	PRA International	•	ThermoFisher Scientific	•	Varian, Inc.
•	Valeant Pharmaceuticals International	•	Ventiv Health, Inc.	•	Watson Pharmaceuticals

        The Committee also periodically reviews the appropriateness of this peer group, based on changes in the Company's size and revenues over time. In general, although the Committee recognizes the value in utilizing peer group and industry survey data to ensure that our compensation program is competitive and in assessing its reasonableness, the Committee believes that the ultimate compensation decisions must be primarily based on the unique circumstances of the Company and the talents, merits and responsibilities of the individuals.

Accounting and Tax Consideration

        Pursuant to Statement of Financial Accounting Standards No. 123R, Share-Based Payment ("SFAS 123R"), we are required to expense all share-based payments, including grants of stock options, stock appreciation rights, restricted stock, Restricted Stock Units and all other stock-based awards under the 2008 Plan. Accordingly, stock options and stock appreciation rights which are granted to our employees and non-employee Board members and payable in shares of our common stock will be valued at fair value as of the grant date under an appropriate valuation formula, and that value will then be charged as a direct compensation expense against our reported earnings over the designated vesting period of the award. For shares issuable upon the vesting of Restricted Stock Units awarded under the 2008 Plan, we are required to amortize over the vesting period a compensation cost equal to the fair market value of the underlying shares on the date of the award. If any other shares are unvested at the time of their direct issuance, then the fair market value of those shares at that time will be charged to our reported earnings ratably over the vesting period. Such accounting treatment for Restricted Stock Units and direct stock issuances will be applicable whether vesting is tied to service periods or performance goals. The issuance of a fully-vested stock bonus will result in an immediate charge to our earnings equal to the fair market value of the bonus shares on the issuance date.

        For performance units awarded under the 2008 Plan and payable in stock, we will be required to amortize, over the applicable performance period and any subsequent service vesting period, a compensation cost equal to the fair market value of the underlying shares on the date of the award. For performance units awarded under the 2008 Plan and payable in cash, we will amortize the potential cash expense over the applicable performance period and any subsequent service vesting period. Dividends or dividend equivalents paid on the portion of an award that vests will be charged against our retained earnings. If the award holder is not required to return the dividends or dividend equivalents if they forfeit their awards, dividends or dividend equivalents paid on instruments that do not vest will be recognized by us as additional compensation cost.

IRC Section 162(m) Compliance

        As a result of Section 162(m) of the Internal Revenue Code, publicly-traded companies such as us are not allowed a federal income tax deduction for compensation paid to the Chief Executive Officer and the four other highest paid executive officers to the extent that such compensation exceeds $1.0 million per officer in any one year and does not otherwise qualify as performance-based compensation. Currently, our stock option compensation packages are structured so that compensation deemed paid to an executive officer in connection with the exercise of a stock option should qualify as performance-based compensation that is not subject to the $1.0 million limitation. However, other awards, like Restricted Stock Units, made under that Plan may or may not so qualify. In establishing the cash and equity incentive compensation programs for the executive officers, it is the Committee's view that the potential deductibility of the compensation payable under those programs should be only one of a number of relevant factors taken into consideration, and not the sole governing factor. For that reason the Committee may deem it appropriate to continue to provide one or more executive officers with the opportunity to earn incentive compensation, including cash bonus programs tied to our financial performance and Restricted Stock Units, which may be in excess of the amount deductible by reason of Section 162(m) or other provisions of the Internal Revenue Code. It is the Committee's

belief that cash and equity incentive compensation must be maintained at the requisite level to attract and retain the executive officers essential to our financial success, even if part of that compensation may not be deductible by reason of the Section 162(m) limitation. For 2007, a portion of the total amount of compensation paid by us to certain named executive officers (whether in the form of cash payments or upon the vesting of equity awards) was not deductible and is affected by the Section 162(m) limitation. The 2008 Incentive Compensation Plan has been designed with the intent to qualify the compensation deemed paid to our executive officers under cash bonuses, RSUs and other equity awarded under that plan as performance-based compensation that would not be subject to the $1.0 million limitation.

Summary Compensation Table

        The following summary compensation table sets forth information concerning compensation for services rendered in all capacities during the years ended December 31, 2008, 2007 and 2006, awarded to, earned by or paid to our Chief Executive Officer, our Chief Financial Officer, and each of our three other most highly compensated executive officers whose compensation for 2008 was in excess of $100,000 and who were serving as executive officers at the end of 2008. No other executive officers who would otherwise have been included in such table on the basis of total compensation for 2008 have been excluded by reason of their termination of employment or change in executive status during the year.

Name and Principal Position	Year	Salary(1)	Bonus(2)	Stock Awards(3)	Option Awards	Non-Equity Incentive Plan Compensation	All Other Compensation(4)	Total
Jeffrey P. McMullen	2008	$741,932	—	$719,174	$145,738	—	$77,860	$1,684,704
President and Chief Executive	2007	$695,000	$886,125	$553,731	$32,175	—	$74,001	$2,241,032
Officer	2006	$663,531	$975,000	$494,475	—	—	$72,098	$2,205,104
John P. Hamill	2008	$430,631	—	$304,093	$41,530	—	$50,708	$826,962
Executive Vice President and	2007	$390,000	$175,587	$259,970	$9,028	—	$50,830	$885,415
Chief Financial Officer	2006	$320,294	$210,047	$182,981	—	—	$46,879	$760,201
Mark Di Ianni	2008	$417,823	—	$122,203	$41,481	—	$25,427	$606,934
Executive Vice President and	2007	$400,000	$140,046	$108,997	$9,259	—	$25,223	$683,525
President, Early Stage	2006	$275,400	$98,925	$121,900	—	—	$19,734	$515,959
Development
Thomas J. Newman	2008	$534,867	—	$305,053	$52,148	—	$36,034	$928,102
Executive Vice President and	2007	$494,000	$172,985	$231,809	$11,436	—	$26,367	$936,597
President, Late Stage	2006	$475,000	$214,965	$182,000	—	—	$26,081	$898,046
Development
Robin C. Sheldrick	2008	$278,937	—	$124,653	$10,964	—	$23,264	$437,818
Senior Vice President, Human	2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Resources	2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Johane Boucher-Champagne	2008	389,391	26,089	157,179	14,708	—	16,197	603,564
Executive Vice President, Early	2007	$377,754	$30,502	$127,867	$3,240	—	$30,939	$570,302
Clinical Development(5)(6)	2006	$291,425	$100,197	$121,900	—	—	$19,241	$532,763

(1)
The amounts in this column represent actual salary paid in 2008, 2007 and 2006.

(2)
The amounts in this column were earned in 2007 and 2006 and paid in early 2008 and 2007, respectively.

(3)
The amounts in this column are the compensation costs as defined by SFAS 123R and recognized for financial statement purposes for the respective fiscal year. See the Company's notes to its consolidated financial statements for a description of assumptions used in calculating the expense recognized.

(4)
The following table sets forth by category and amount all compensation included in the "All Other Compensation" column. Perquisites primarily include automobile allowances, financial planning costs and healthcare costs not otherwise covered by insurance. We incur expenses and reimburse employees for technology devices and services to ensure that our employees, including our executive officers, are readily accessible to us and our customers at all times in and out of the office as necessary. We do not view these costs as perquisites for executive officers as they are essential to the efficient performance of their duties and are comparable to the benefits provided to a broad-based group of our employees.

Name	Year	Perquisites		Tax Gross Ups	Matching Contributions	Life Insurance Premiums	Grossed-up Value of a Watch	Other	Total
Mr. McMullen	2008	$32,500	(a)	$24,411	$11,275	$9,674	—	—	$77,860
	2007	$32,500	(a)	$23,684	$10,250	$7,567	—	—	$74,001
	2006	$32,500	(a)	$22,565	$10,000	$5,267	$1,766	—	$72,098
Mr. Hamill	2008	$25,000		$16,043	$8,525	$1,140	—	—	$50,708
	2007	$25,000		$15,966	$7,750	$2,114	—	—	$50,830
	2006	$22,050		$14,250	$7,561	$1,209	$1,809	—	$46,879
Mr. Di Ianni	2008	$12,000		—	$8,525	$4,902	—	—	$25,427
	2007	$12,000		—	$10,000	$3,223	—	—	$25,223
	2006	$8,769		—	$10,000	$965	—	—	$19,734
Dr. Newman	2008	$12,000		—	$11,275	$12,759	—	—	$36,034
	2007	$12,000		—	$10,250	$4,117	—	—	$26,367
	2006	$12,000		—	$10,000	$2,300	$1,781	—	$26,081
Ms. Sheldrick	2008	$12,000		—	$9,108	$2,156	—	—	$23,264
	2007	N/A		N/A	N/A	N/A	N/A	N/A	N/A
	2006	N/A		N/A	N/A	N/A	N/A	N/A	N/A
Ms. Boucher-Champagne	2008	$10,805		—	$5,392	—	—	—	$16,197
	2007	$15,420		—	$15,519	—	—	—	$30,939
	2006	$7,362		—	$11,879	—	—	—	$19,241

(a)
Pursuant to Mr. McMullen's employment agreement he is entitled to receive $32,500 in perquisites. Mr. McMullen has generally used these perquisites for auto allowances, medical expenses and financial planning costs.

(5)
Compensation which was paid or received in Canadian dollars has been converted to U.S. dollars based upon the annual exchange rate between the Canadian dollar and the U.S. dollar.

(6)
Effective February 2008, Ms. Boucher-Champagne, as a result of internal restructuring, was no longer deemed an executive officer of the Company pursuant to Section 16 of the Exchange Act, but her title and duties were not modified in any way.

(7)
Such amount includes: (i) severance in the amount of $30,082 and (ii) vacation payout in the amount of $1,215.

Grants of Plan-Based Awards

        The following table sets forth information about stock and option awards and equity incentive plan awards granted to our named executive officers during the year ended December 31, 2008.

								All Other Stock Awards: Number of Shares of Stock or Units (#)			Grant Date Fair Value of Stock and Option Awards (2)
									All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards (per share)
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards
	Grant Date
Name		Threshold	Target	Maximum	Threshold	Target	Maximum
Jeffrey P. McMullen	3/4/2008	—	—	—	—	—	—	8,370	16,696	$29.47	$493,336
	3/4/2008	—	—	—	—	—	—	8,370	(1)	—	$246,664
John P. Hamill	3/4/2008	—	—	—	—	—	—	7,426	4,840	$29.47	$290,356
	3/4/2008	—	—	—	—	—	—	2,426	(1)		$71,494
Mark Di Ianni	3/4/2008	—	—	—	—	—	—	2,353	4,693	$29.47	$138,657
	3/4/2008	—	—	—	—	—	—	2,353	(1)	—	$69,343
Thomas J. Newman	3/4/2008	—	—	—	—	—	—	13,017	6,019	$29.47	$472,549
	3/4/2008	—	—	—	—	—	—	3,017	(1)		$88,911
Robin C. Sheldrick	3/4/2008	—	—	—	—	—	—	3,128	1,253	$29.47	$110,693
	3/4/2008	—	—	—	—	—	—	628	(1)	—	$18,507
Johane Boucher-Champagne(3)	3/4/2008							847	1,689	$29.47	$49,939
	3/4/2008							847	(1)		$24,961

(1)
The performance-based Restricted Stock Units vest upon the achievement of certain performance milestones if the Company meets or exceeds certain cumulative earnings targets for 2007, 2008 and 2009.

(2)
Grant date fair value is calculated based upon the number of shares multiplied by the grant date closing price and the number of options multiplied by the Black-Scholes value of $14.77 per share.

(3)
Effective February 2008, Ms. Boucher-Champagne, as a result of internal restructuring, was no longer deemed an executive officer of the Company pursuant to Section 16 of the Exchange Act, but her title and duties were not modified in any way.

Outstanding Equity Awards at Year-End

        The following table sets forth information about the equity awards held by our named executive officers as of December 31, 2008.

	Option Awards							Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested (1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (1)
Jeffrey P. McMullen	103,800	(2)	—		—	$40.39	12/22/2009	—	—	—		—
	24,593	(2)	—		—	$38.00	5/17/2010	—	—	—		—
	5,385	(2)	10,770	(3)	—	$26.91	8/3/2014	6,888	$6,268	8,609	(4)	$7,834
	—		16,696	(3)	—	$29.47	3/4/2015	8,370	$7,617	8,370	(4)	$7,617
John P. Hamill	895	(2)	—		—	$40.39	12/22/2009	—	—	—		—
	3,571	(2)	—		—	$13.86	12/19/2010	—	—	—		—
	—		—		—	—	—	3,500	$3,185	—		—
	—		—		—	—	—	—	—	25,000	(5)	$22,750
	1,511	(2)	3,022	(3)	—	$26.91	8/3/2014	1,932	$1,758	2,415	(4)	$2,198
			4,840	(3)	—	$29.47	3/4/2015	7,426	$6,758	2,426	(4)	$2,208
Mark Di Ianni	1,550	(2)	3,099	(3)	—	$26.91	8/3/2014	1,982	$1,804	2,477	(4)	$2,254
	—		4,693	(3)	—	$29.47	3/4/2015	2,353	$2,141	2,353	(4)	$2,141
Thomas J. Newman	14,305	(2)	—		—	$40.39	12/22/2009	—	—	—		—
	3,571	(2)	—		—	$13.86	12/19/2010	1,667	$1,517	—		—
	10,000	(2)	—		—	$15.82	12/22/2010	—	—	—		—
	1,914	(2)	3,828	(3)	—	$26.91	8/3/2014	2,448	$2,228	3,060	(4)	$2,785
	—		6,019	(3)	—	$29.47	3/4/2015	13,017	$11,845	3,017	(4)	$2,745
Robin C. Sheldrick	2,626	(2)	—		—	$40.39	12/22/2009	—	—	—		—
	3,571	(2)	—		—	$13.86	12/19/2010	—	—	—		—
	406	(2)	812	(3)	—	$26.91	8/3/2014	520	$473	649	(4)	$591
	—		1,253	(3)	—	$29.47	3/4/2015	3,128	$2,846	628	(4)	$571
Johane Boucher-Champagne(6)	30,000	(2)	—		—	$15.93	3/13/2012	—	—	—		—
	7,500	(2)	—		—	$13.86	12/19/2010	—	—	—		—
	543	(2)	1,084		—	$26.91	8/3/2014	694	$632	867	(4)	$789
			1,689	(3)	—	$29.47	3/4/2015	847	$771	847	(4)	$771

(1)
The amounts in this column are calculated by multiplying the number of shares in the previous column by the closing price on December 31, 2008, of $0.91.

(2)
Such options are fully vested.

(3)
Such options vest in 1/3 increments on each anniversary from the date of grant.

(4)
Such amounts consist of performance-based Restricted Stock Units which vest if the Company meets or exceeds certain cumulative earnings targets for 2007, 2008 and 2009.

(5)
This amount includes 25,000 Restricted Stock Units which shall vest only if PDGI meets or exceeds the non-GAAP earnings per share target for 2008.

(6)
Effective February 2008, Ms. Boucher-Champagne, as a result of internal restructuring, was no longer deemed an executive officer of the Company pursuant to Section 16 of the Exchange Act, but her title and duties were not modified in any way.

Option Exercises and Stock Vested

        The table below sets forth information about option exercise and stock award vesting activity for our named executive officers during the year ended December 31, 2008.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting(1)
Jeffrey P. McMullen	—	—	22,541	$214,444
John P. Hamill	—	—	14,149	$125,426
Mark Di Ianni	—	—	5,495	$53,436
Thomas J. Newman	—	—	12,277	$111,819
Robin C. Sheldrick	—	—	5,129	$44,759
Johane Boucher-Champagne(2)	—	—	5,173	$45,802

(1)
The amounts in this column were calculated by multiplying the number of shares by the closing price on the date of vesting.

(2)
Effective February 2008, Ms. Boucher-Champagne, as a result of internal restructuring, was no longer deemed an executive officer of the Company pursuant to Section 16 of the Exchange Act, but her title and duties were not modified in any way.

Executive Employment Agreements

        We have entered into employment agreements with each of our named executive officers. All such agreements are referred to herein as the "Employment Agreements." Each of these Employment Agreements is substantially similar, and the material terms of the agreements are described below. All of the agreements are for a three-year term from the original date of the agreement, and one of them automatically renews for successive one-year terms unless the party gives notice.

        Under each Employment Agreement, the named executive officer is entitled to a base salary with annual increases thereto. For Mr. McMullen, the Chief Executive Officer, the increase is the greater of 4%, an amount determined by the Compensation Committee. For Mr. Hamill, Mr. Di Ianni, Dr. Newman and Ms. Sheldrick, the increase is the greater of 4%, an amount approved by the Compensation Committee or the Consumer Price Index.

        Each named executive officer is eligible for incentive compensation, annual and/or long-term, according to the terms of his or her agreement. Each executive officer is also eligible to participate in any plan relating to stock options, pension, 401(k), medical, disability or life insurance or other employee benefit plan that we have adopted, or may from time to time adopt, for the benefit of our executive officers and for employees generally, except that executive officers may not participate in the Employee Stock Purchase Plan. Each of the executive officers is also entitled to such customary fringe benefits and vacation leave as are consistent with our normal practices and established policies. For each named executive, any severance benefits are governed by the officer's Employment Agreement. Each Employment Agreement contains a covenant not to compete during the term of the agreement and for a 24-month period following termination of employment.

        Effective February 1, 2008, Ms. Boucher-Champagne was no longer deemed an executive officer of the Company pursuant to Section 16 of the Exchange Act. Further, on February 1, 2008, due to an internal reorganization of reporting responsibilities, Robin C. Sheldrick, Senior Vice President, Human Resources became an executive officer pursuant to Section 16 of the Exchange Act.

        On December 12, 2008, the Compensation Committee approved a three year extension to the terms of the Employment Agreement of Jeffrey P. McMullen. The agreement was executed by both

PDGI and Mr. McMullen and is dated as of December 16, 2008, and was effective as of December 31, 2008.

        On December 31, 2008, we entered into amended and restated Employment Agreements with each of our named executive officers. With the exception of the agreement entered into by and between the Company and Mr. McMullen, such agreements were entered into so as to comply with Internal Revenue Code section 409A.

        We have clawback provisions in our option agreements which cancel existing options and require forfeiture of profits where the employee has been terminated for cause or violates non-compete or confidentiality provisions of employment or other agreements following resignation or termination. In addition, new employment agreements authorize the Compensation Committee, in the event it learns that an executive or the Company is subject to any investigation involving possible violations of the United States securities laws, to cause the Company to withhold all payments which the Committee believes may be considered to be subject to the provisions of Section 1103 of the Sarbanes-Oxley Act of 2002.

2008 Potential Payments upon Termination or Change of Control

        The following table sets forth information about the potential incremental payments to our named executive officers in the event of their termination or termination in connection with a change in control as of December 31, 2008.

	Jeffrey P. McMullen(4)	John P. Hamill(5)	Mark Di Ianni(5)	Thomas J. Newman(5)	Robin C. Sheldrick(5)	Johane Boucher- Champagne(5)(6)
	$	$	$	$	$	$
Without Cause:
Cash severance(1)	2,229,936	863,592	838,250	1,071,688	559,614	389,391
Equity(2):
Unvested Restricted Stock Units	29,336	38,856	8,340	21,120	4,482	2,962
Unvested stock options	—	—	—	—	—	—
Insurance benefits(3)	—	47,311	49,569	36,593	28,861	—

Total	2,259,272	949,759	896,159	1,129,401	592,957	405,666

Change in Control:
Cash severance(1)	—	863,592	—	—	—	—
Equity(2):
Unvested Restricted Stock Units	29,336	38,856	8,340	21,120	4,482	2,962
Unvested stock options	—	—	—	—	—	—
Insurance benefits(3)	—	47,311	—	—	—	—

Total	29,336	949,759	8,340	21,120	4,482	2,962

(1)
A multiple of current base salary in the amounts of three times for Mr. McMullen, two times for Mr. Hamill, Mr. Di Ianni, Dr. Newman and Ms. Sheldrick and one time for Ms. Boucher-Champagne.

(2)
All values reflected in the table assume a termination date of December 31, 2008, and, where applicable, the closing price of our common stock on that day of $0.91. All amounts reflect the incremental value to each of the named officers in the event of a termination and do not include the value of any equity vested and earned equity prior to December 31, 2008. The equity value for the unvested options reflects the intrinsic value (market price less exercise price) of such options.

(3)
Represents coverage for 24 months.

(4)
If Mr. McMullen is a "disqualified individual" (as defined in Section 280G(c) of the Internal Revenue Code of 1986, also referred to as the "Code") and the benefits provided for in his employment agreement, together with any other payments and benefits which he has the right to receive, would constitute a "parachute payment" (as defined in Section 280G(b)(2) of the Code), then the benefits provided under his employment agreement (beginning with any benefit to be paid in cash hereunder) shall be reduced (but not below zero) so that the present value of such total amounts and benefits received by him will be $1.00 less than three times his "base amount" (as defined in Section 280G of the Code) and so that no portion of such amounts and benefits received by him shall be subject to the excise tax imposed by Section 4999 of the Code. Accordingly, it is possible that the amount of severance benefits may be reduced.

(5)
In the event that any payments or benefits to which the executive becomes entitled to in accordance with the provisions of his employment agreement (or any other agreement with us or one of our affiliates) would otherwise constitute a parachute payment under Code Section 280G(b)(2), then such payments or benefits will be subject to reduction to the extent necessary to assure that the executive receives only the greater of or either (i) the amount of those payments which would not constitute such a parachute payment or (ii) the amount which yields the executive the greatest after-tax amount of benefits after taking into account any excise tax imposed under Code Section 4999 on the payments or benefits provided the executive under his employment agreement (or on any other payments or benefits to which the executive may become entitled in connection with any change in control or ownership of the Company or the subsequent termination of his employment).

(6)
Effective February 2008, Ms. Boucher-Champagne, as a result of internal restructuring, was no longer deemed an executive officer of the Company pursuant to Section 16 of the Exchange Act, but her title and duties were not modified in any way.

Equity Compensation Plans

        The following table sets forth information about common stock that may be issued under our equity compensation plans as of December 31, 2008.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance
1999 Stock Option Plan approved by security holders(1)	1,016,213	$21.91	—
2004 Employee Stock Purchase Plan approved by security holders	700,000	$0.00	—
2008 Incentive Compensation Plan approved by security holders	34,767	$1.87	679,207
Stock Option Agreements not approved by security holders	14,388	$20.05	—

(1)
Shares may be issued upon the exercise of options or stock appreciation rights through direct stock issuances or pursuant to restricted stock awards or Restricted Stock Units that vest upon the attainment of prescribed performance milestones or the completion of designated service periods.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth the number of shares of our voting stock beneficially owned as of February 9, 2009, by each person known by us to be the beneficial owner of at least 5% of our common stock, each of our current directors, each of our current named executive officers and all of our current executive officers and directors as a group.

        We believe that all persons named in the table have sole voting and investment power with respect to all securities beneficially owned by them. Beneficial ownership exists when a person either has the power to vote or sell common stock. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the applicable date, whether upon the exercise of options or otherwise.

        The number of Shares beneficially owned by each stockholder is determined under rules issued by the Securities and Exchange Commission. Under these rules, beneficial ownership includes any Shares as to which the individual or entity has sole or shared voting power or investment power and includes any Shares that an individual or entity has the right to acquire beneficial ownership of within 60 days of February 9, 2009 through the exercise of any warrant, stock option or other right. Each of the stockholders listed has sole voting and investment power with respect to the Shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned(1)
Jeffrey P. McMullen (2)	144,146	*
Peter G. Tombros (3)	21,377	*
Rolf A. Classon (4)	16,502	*
Lewis R. Elias (5)	20,424	*
Arnold Golieb (6)	26,771	*
David M. Olivier (7)	14,998	*
Per Wold-Olsen (8)	19,998	*
John P. Hamill (9)	45,836	*
Mark Di Ianni (10)	19,473	*
Thomas J. Newman (11)	55,334	*
Robin C. Sheldrick (12)	16,861	*
Daruma Asset Management, Inc. (13)	1,083,400	5.4%
Galleon Management LP (14)	1,247,505	6.2%
Morgan Stanley (15)	1,101,820	5.5%
Tremblant Capital Group (16)	1,758,311	8.7%
All officers and directors as a group	401,720	2%

*
Less than one percent.

(1)
Except where indicated, each of the persons listed above has the address c/o PharmaNet Development Group, Inc., 504 Carnegie Center, Princeton, New Jersey 08540. Also, please note that this table assumes that the Offer and Merger are consummated, that the options are out of the money and that the Restricted Stock Units are accelerated.

(2)
This amount represents 127,167 shares of common stock and 16,979 unvested Restricted Stock Units.

(3)
Includes 15,637 shares of common stock and 5,740 shares of unvested Restricted Stock Units.

(4)
Mr. Classon has elected to defer receipt of the 12,675 shares underling his Restricted Stock Units for tax planning purposes. Additionally Mr. Classon has 3,827 shares of unvested Restricted Stock Units, which will also be deferred.

(5)
Includes 16,597 shares of common stock and 3,827 shares of unvested Restricted Stock Units.

(6)
Includes 17,139 shares of common stock and 5,805 Restricted Stock Units, which Mr. Golieb has elected to defer the receipt of for tax planning purposes. Additionally Mr. Golieb has 3,827 shares of unvested Restricted Stock Units, which will also be deferred. Also includes 800 shares held by the Brody Children Irrevocable Trust of which Mr. Golieb is the trustee.

(7)
Includes 11,171 shares of common stock and 3,827 shares of unvested Restricted Stock Units.

(8)
Includes 16,171 shares of common stock and 3,827 shares of unvested Restricted Stock Units.

(9)
This amount represents 40,403 shares of common stock, 592 shares of common stock which were purchased pursuant to the Employee Stock Purchase Plan prior to Mr. Hamill's employment as an executive officer and 4,841 unvested Restricted Stock Units.

(10)
This amount represents 14,643 shares of common stock and 4,830 unvested Restricted Stock Units.

(11)
This amount represents 49,257 shares of common stock and 6,077 shares of unvested Restricted Stock Units.

(12)
This amount represents 15,584 shares of common stock and 1,277 unvested Restricted Stock Units.

(13)
Based on information from a Schedule 13G/A filed with the SEC on February 13, 2008. Their address is 80th West 40th Street, 19th Floor, New York, NY 10018.

(14)
Based on information from a Schedule 13G/A filed with the SEC on September 18, 2008. Their address is 590 Madison Ave, 34th Floor New York, New York 10022

(15)
Based on information from a Schedule 13G/A filed with the SEC on June 10, 2008. Their address is 1585 Broadway New York, New York 10036

(16)
Based on information from a Schedule 13G/A filed with the SEC on September 23, 2008. Their address is 767 Fifth Ave Floor 12A New York, New York 10153

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Exchange Act requires officers, directors and any persons who own more than 10% of our common stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Specific due dates for these records have been established, and we are required to report in our Proxy Statement any known failure in 2008 to file by these dates. To our knowledge, based solely on a review of the copies of such reports furnished to us and representations that no other reports were required, we believe that all reports required under Section 16(a) were timely filed during the year ended December 31, 2008.

Director Compensation

        Please see "Director Compensation" for a discussion of options granted to our non-investor, non-employee directors.

Executive Compensation and Employment Agreements

        Please see "Discussion of Compensation and Components" for a discussion of additional information on compensation of our executive officers. Information regarding employment and restricted stock agreements with several of our executive officers is set forth under "Employment Agreements."

        Our Audit Committee is also responsible for certain corporate governance and legal compliance matters. As part of its compliance responsibilities, our Audit Committee must approve all transactions between us and any executive officer or director as required by NASDAQ Global Select Stock Market rules.

PROCEDURES FOR NOMINATING OR RECOMMENDING FOR
NOMINATION CANDIDATES FOR DIRECTOR

        The process followed by our and Nominating and Corporate Governance Committee to identify and evaluate director candidates includes requests to PDGI Board members and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates and interviews of selected candidates by members of the committee and the PDGI Board.

        In considering whether to recommend any particular candidate for inclusion in the PDGI Board's slate of recommended director nominees, our Nominating and Corporate Governance Committee will apply the criteria contained in the committee's charter. These criteria include the candidate's understanding of and experience in the pharmaceutical industry, understanding of and experience in accounting oversight and governance, finance and marketing and leadership experience with public companies or other significant organizations. We believe that the backgrounds and qualifications of our directors as a whole should collectively possess a broad range of skills, expertise, industry and other knowledge, and business and other experience useful to the effective oversight of our business.

        Stockholders may recommend individuals to our Nominating and Corporate Governance Committee for consideration as potential director candidates by submitting their names, together with appropriate information about the candidate that would be required to be included in a proxy statement under the rules of the Securities and Exchange Commission, information about the relationship between the candidate and the recommending stockholder, the consent of the candidate to serve as a director and proof of the number of Shares that the recommending stockholder owns and the length of time the Shares have been owned to: Nominating and Corporate Governance Committee, c/o PharmaNet Development Group, Inc., 504 Carnegie Center, Princeton, New Jersey 08540, Attention: Secretary, at least 120 days before the one-year anniversary of the date of mailing of our proxy materials for the prior year's annual meeting of stockholders. Assuming that appropriate material has been provided on a timely basis, the committee will evaluate stockholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others. In addition, our bylaws provide certain requirements for advance notification of director nominations by stockholders. In order to be timely, a stockholder notice must be received in writing by our Secretary at our principal executive offices not less than 120 days or more than 150 days prior to the first anniversary of the preceding year's annual meeting.

        If the Offer and the Merger are consummated, we will no longer be a publicly-traded company and will cease to file proxy statements, at which point we will cease to consider recommendations for directors.

ANNEX II

THE GENERAL CORPORATION LAW
OF
THE STATE OF DELAWARE

SECTION 262 APPRAISAL RIGHTS.—

(a)
Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)
Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1)
Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2)
Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.
Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.
Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.
Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

    d.
    Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

  (3)
  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c)
Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)
Appraisal rights shall be perfected as follows:

(1)
If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)
If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)
Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

(f)
Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)
At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)
After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)
The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)
The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)
From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)
The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.